SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Changyou.com Limited

(Name of the Issuer)

Changyou.com Limited

Sohu.com Limited

Sohu.com (Game) Limited

Changyou Merger Co. Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value $0.01 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Classes of Securities)

15911M107**

(CUSIP Number of Classes of Securities)

Changyou.com Limited Changyou Building, Raycom Creative Industrial Park No. 65 Bajiao East Road, Shijingshan District Beijing 100043, China Attention: Yaobin Wang Tel: +86-10-6192-0800

Sohu.com Limited

Sohu.com (Game) Limited

Changyou Merger Co. Limited

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, China

Attention: Joanna Lv

Tel: +86-10-6272-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86-10-6535-5500	Timothy B. Bancroft Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110, USA Tel: +1 (617) 574-3511

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****

$191,803,345	$24,896.07

*

Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing two class A ordinary shares, par value $0.01 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs.
***

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $5.40 for 35,465,238 outstanding Class A Ordinary Shares of the issuer subject to the transaction plus (b) the product of options to purchase 54,000 Class A Ordinary Shares multiplied by $5.39 per option share (which is the difference between the $5.40 per Class A Ordinary Share merger consideration and the exercise price of the options of $0.01 per Class A Ordinary Share) ((a) and (b) together, the “Transaction Valuation”).

****

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, was calculated by multiplying the Transaction Valuation by 0.0001298.

☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons, each of which is an exempted company with limited liability incorporated under the laws of the Cayman Islands (each separately, a “Filing Person,” and collectively, the “Filing Persons”):

Changyou.com Limited (the “Company”);

Sohu.com Limited (“Sohu.com”);

Sohu.com (Game) Limited (“Sohu Game”); and

Changyou Merger Co. Limited (“Parent”).

Sohu.com, Sohu Game, and Parent are sometimes referred to in this Transaction Statement collectively as the “Buyer Group.”

The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 49 of this Transaction Statement.

SUMMARY

This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.

The terms “we,” “us,” “our,” and the “Company” as used in this Transaction Statement refer to Changyou.com Limited and its direct and indirect subsidiaries and variable interest entities (“VIEs”) and references to the Company’s “Subsidiaries” refer to Changyou.com Limited’s direct and indirect subsidiaries and VIEs. The term “Changyou Board” refers to the board of directors of the Company. The term “Special Committee” refers to a special committee of independent, disinterested directors of the Company that was formed by the Changyou Board. The term “Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Class A Ordinary Shares and ADSs (both as defined below) other than Sohu.com, Sohu Game, Parent, and directors and executive officers of the Company and of members of the Buyer Group. Certain directors and executive officers of the Company (the “Selling Management Members”) will also receive cash consideration for their Class A Ordinary Shares or ADSs at the same prices as those applied to Unaffiliated Security Holders. See “Special Factors — Interests of Certain Persons In The Merger — Interests of the Company’s Directors and Executive Officers.” The term “Person” refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to “dollars” and “$” in this Transaction Statement are to U.S. dollars and references to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC” or “China”).

The Parties Involved in the Merger

The Company

The Company is a leading online game developer and operator in China as measured by the popularity of its PC game TLBB and its mobile game Legacy TLBB Mobile. The Company engages in the development, operation, and licensing of online games for PCs and mobile devices. This includes PC games, which are interactive online games that are accessed and played simultaneously by hundreds of thousands of game players through personal computers and require that local client-end game access software be installed on the computers used, and mobile games, which are played on mobile devices and require an Internet connection. The Company also operates the 17173.com Website, one of the leading information portals in China, which provides news, electronic forums, online videos and other information services on online games to game players. The Company is an indirect majority-owned subsidiary of Sohu.com.

The Company’s principal executive offices are located at the Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China. The Company’s telephone number at that address is +86-10-6192-0800.

The Company is the issuer of the classes of equity securities that are subject to the Merger, which consist of (a) ordinary shares designated as Class A ordinary shares, par value $0.01 per share (each, a “Class A Ordinary Share” and collectively, the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depositary shares, each representing two Class A Ordinary Shares (the “ADSs”), and (b) ordinary shares designated as Class B ordinary shares, par value $0.01 per share (each, a “Class B Ordinary Share” and collectively, the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Shares” and each a “Share”). The ADSs are traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CYOU.” As of January 24, 2020, there were (i) a total of 39,735,112 Class A Ordinary Shares issued and outstanding (including 2,769,874 Class A Ordinary Shares issued and outstanding held by the Depositary (as defined below), the Company, and the Company’s Representatives that are reserved for issuance, settlement, and allocation upon exercise or vesting of outstanding options of the Company, but are not treated as issued and outstanding for financial statement purposes or for the calculation of percentage ownership and voting power in the Company); and (ii) a total of 70,250,000 issued and outstanding Class B Ordinary Shares. In matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares vote together as a single class, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to ten votes.

For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 28, 2019 (the “Changyou 2018 Form 20-F”), which is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 49 for instructions on obtaining a copy of the Changyou 2018 Form 20-F.

Sohu.com

Sohu.com is a leading Chinese online media, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. Sohu.com’s businesses are conducted by the “Sohu Group,” which consists of Sohu.com (which, unless the context requires otherwise, excludes the businesses and the corresponding subsidiaries and VIEs of Sohu.com’s subsidiaries Sogou Inc. (“Sogou”) and the Company), Sogou and the Company, and their various subsidiaries and VIEs. American depositary shares representing Sohu.com’s ordinary shares are traded on NASDAQ under the symbol “SOHU.” Sohu.com holds 1,500,000 Class A Ordinary Shares of the Company, directly, and 70,250,000 Class B Ordinary Shares of the Company, indirectly through its indirect 100% ownership of Parent, which together constitute approximately 66.9% of the combined total of the Company’s outstanding Class A Ordinary Shares and Class B Ordinary Shares and approximately 95.2% of the total voting power in the Company. For periods prior to June 1, 2018, references to “Sohu.com” in this Transaction Statement refer to Sohu.com’s predecessor Sohu.com Inc., which was a Delaware corporation that was the ultimate publicly-traded parent company of the Sohu Group until its dissolution on May 31, 2018 in connection with a reorganization of the Sohu Group.

Sohu.com’s principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Sohu.com’s telephone number at that address is +86-10-6272-6666. Sohu.com’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Sohu Game

Sohu Game is a wholly-owned subsidiary of Sohu.com, and indirectly holds 70,250,000 Class B Ordinary Shares of the Company through its 100% ownership of Parent. Sohu Game’s principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Sohu Game’s telephone number at this address is +86 10-6272-6666. Sohu Game’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Parent

Parent is a direct wholly-owned subsidiary of Sohu Game, and holds directly 70,250,000 Class B Ordinary Shares of the Company, which constitute approximately 95.0% of the total voting power in the Company. Parent’s principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Parent’s telephone number at this address is +86 10-6272-6666. Parent’s registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Merger Agreement and the Plan of Merger

On January 24, 2020, the Company, Sohu Game, and Parent entered into an agreement and plan of merger (the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions to the closing of the Merger (as defined below), Parent will merge with and into the Company (the “Merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Law, the “Surviving Company”) resulting from the Merger.

The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.

The Merger

At the Effective Time (as defined below), Parent will merge with and into the Company in accordance with Part XVI of the Cayman Islands Companies Law through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Law. We expect the Merger to occur soon after 20 days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement (the date and time of the effectiveness of the Merger, the “Effective Time”). Following the Effective Time of the Merger, the ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly-traded company and will be a privately-held, direct and indirect wholly-owned subsidiary of Sohu.com.

Merger Consideration

Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time of the Merger (a) each outstanding Share, other than (i) Class A Ordinary Shares owned by Sohu.com; (ii) Class B Ordinary Shares owned by Parent; and (iii) Class A Ordinary Shares (including Shares represented by ADSs) held by the Depositary (as defined below), the Company, and the Company’s Representatives that are reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below) under the Company Equity Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $5.40 in cash without interest (the “Per Share Merger Consideration”), and (b) each issued and outstanding ADS (other than ADSs representing the Excluded Shares) will represent the right to receive $10.80 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less $0.05 per ADS cancellation fees and such other fees as applicable pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of April 1, 2009, by and among the Company, The Bank of New York Mellon, as depositary for ADSs (the “Depositary”), and all owners and holders from time to time of ADSs issued thereunder), in each case net of any applicable withholding taxes. All 70,250,000 Class B Ordinary Shares held by Parent that were issued and outstanding immediately prior to the Effective Time will be converted into 70,250,000 Class B Ordinary Shares of the Surviving Company, all of which will be registered in the name of Sohu Game as Parent will cease to exist as a result of the Merger. All 1,500,000 Class A Ordinary Share of the Company held by Sohu.com immediately prior to the Effective Time will be converted into 1,500,000 Class A Ordinary Shares of the Surviving Company.

Treatment of Vested Options

Each option to purchase Class A Ordinary Shares (each a “Company Option”) granted under the Company’s 2008 Share Incentive Plan, 2014 Share Incentive Plan, or 2019 Share Incentive Plan (collectively, the “Company Equity Plans”) that is vested and outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time and converted into the right to receive in exchange therefor an amount of cash (the “Option Consideration”) equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A Ordinary Share subject to such Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Company Option.

Treatment of Unvested Options

Each Company Option granted under a Company Equity Plan that is outstanding but is unvested prior to the Effective Time will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Company Equity Plan and award agreement governing such Company Option in effect immediately prior to the Effective Time of the Merger, provided that the number of Class A Ordinary Shares subject to such continuing Company Option and the applicable exercise prices may be adjusted as the Company may deem necessary to cause such unvested Company Option to have substantially the same economic terms following the Effective Time as it had immediately prior to the Effective Time. In addition, the Company expects that, from time to time after the Effective Time, it may offer holders of such unvested options who remain in the employ of the Company the right to have the Company purchase such Company Options upon vesting at the Option Consideration. The Company also expects that, following the Effective Time of the Merger, it may establish and implement new cash or share-based incentive compensation programs tied to service periods and/or performance-based factors and offer to some or all of such continuing members of management and key employees the right to participate in such plans.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Sohu Game and Parent and representations and warranties made by Sohu Game and Parent to the Company as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to the Unaffiliated Security Holders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by its public disclosures with the SEC since January 1, 2018 and prior to the date of the Merger Agreement and a disclosure letter delivered by the Company to Sohu Game concurrently with the execution of the Merger Agreement.

The representations and warranties made by the Company to Sohu Game and Parent include representations and warranties relating to, among other matters:

•	the due organization, existence, good standing, and authority to carry on the businesses of the Company and its Subsidiaries;

•	the Company’s compliance with its memorandum and articles of association;

•	the capitalization of the Company, including with respect to the number and type of Shares;

•

except for Company Options to acquire Class A Ordinary Shares outstanding under the Company Equity Plans, the absence of (i) any options, warrants, or other rights or commitments of any kind relating to the issued or unissued capital shares of the Company obligating the Company or any of its Subsidiaries to issue or sell any equity interest in the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant any such option, warrant, or other such similar rights or commitments (“Company Equity Interests”) or (ii) any outstanding obligation of the Company or its Subsidiaries to repurchase any Shares of the Company or any shares or other Company Equity Interests in the Company or any of its Subsidiaries;

•	the grant of the Company Options being in accordance with the terms and conditions of the relevant Company Equity Plan and in compliance with the rules and regulations of NASDAQ;

•

except for the contractual arrangements through which the Company exerts effective control over its VIEs, the absence of (i) any voting trusts or proxies to which the Company or any of its Subsidiaries is a party and (ii) any preemptive, anti-dilutive, rights of first refusal or other similar rights with respect to securities of the Company or its Subsidiaries;

•

the due execution of the Merger Agreement by the Company, and the power and authority of the Company to execute and deliver, and perform its obligations under, the Merger Agreement and the Plan of Merger;

•	the Changyou Board having approved the Merger Agreement, the Plan of Merger, and the related transactions;

•

there being no required consents and approvals relating to the Company’s execution and delivery, or performance of its obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

•

the absence of any conflict with or breach of the governing documents of the Company or any of its Subsidiaries, any agreement to which the Company or any of its Subsidiaries is a party, or any governmental order or applicable law arising from the execution, delivery, and performance of the Merger Agreement by the Company or the completion of the Merger or any of the related transactions;

•

the Company having filed with or furnished to the SEC since January 1, 2018 all documents required under the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the SEC thereunder;

•

the Company’s audited and unaudited financial statements filed with or furnished to the SEC since January 1, 2018 having been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and having presented fairly, in all material respects, the financial position, results of operations, shareholders’ equity, and cash flows of the Company as of and for the periods presented;

•

the Company having conducted its business in the ordinary course and consistent with past practice, and no event having occurred that had or would be reasonably expected to have a “Material Adverse Effect” (as defined below), since January 1, 2019; and

•	the absence of any broker’s, finder’s, or financial advisory fees, other than the fees of Houlihan Lokey.

“Material Adverse Effect” as used in the Merger Agreement means, subject to certain exceptions enumerated in the Merger Agreement, any change, effect, development, circumstance, condition, state of facts, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Merger or the related transactions.

The representations and warranties made by Sohu Game and Parent to the Company include representations and warranties relating to, among other matters:

•	their due organization, existence and good standing;

•	their due execution of the Merger Agreement and their power and authority to execute and deliver, and perform their obligations under, the Merger Agreement and the Plan of Merger;

•

there being no required consents and approvals relating to Sohu Game’s or Parent’s execution and delivery of, or performance of their obligations under, the Merger Agreement and the Plan of Merger, other than certain enumerated consents and filings;

•

the absence of any conflict with or breach of the memorandum and articles of association of Sohu Game or Parent, any agreement to which Sohu Game or Parent is a party, or any governmental order or applicable law arising from the execution, delivery, and performance of the Merger Agreement by Sohu Game or Parent or the completion of the Merger or any of the related transactions;

•

the Financing Commitment (as defined below) being in full force and effect and legal, valid and binding obligations of Sohu Game and, to Sohu Game’s knowledge, the other parties to the Financing Commitment;

•

the sufficiency of funds for Parent and the Surviving Company to pay the Aggregate Merger Consideration (as defined below) and the other costs and expenses in connection with the Merger and the related transactions, assuming funding as contemplated by the Financing Commitment;

•	the absence of litigation, judicial or administrative proceedings, or governmental orders that that would reasonably be expected to prevent or impair the completion of the Merger;

•

the absence of any broker’s, finder’s, or financial advisory fees in connection with the Merger based on arrangements made by Sohu Game or Parent, other than the fees of China Renaissance (as defined below), which are payable by Sohu.com; and

•

other than the Merger Agreement, the Financing Commitment, the Confidentiality Agreement (as defined below), and the Share Pledge Agreement (as defined below), there are no agreements, arrangements or understandings (whether oral or written) (i) between Sohu Game, Parent, or any of their affiliates (excluding the Company and its subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company, on the other hand, that relate in any way to the Merger or the other transactions related thereto (other than the Deed of Release contemplated by the Merger Agreement and any agreements, arrangements or understandings entered into after January 24, 2020 that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (ii) to which Sohu Game or Parent is a party pursuant to which any member of management, director, or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests of a different amount or nature than the consideration that is provided for in the Merger Agreement.

Conduct of Business Pending the Merger

The Company has agreed that between the date of the Merger Agreement and the Effective Time or the date, if any, when the Merger Agreement is terminated, except as contemplated by the Merger Agreement or as required by applicable law, the Company (i) will conduct its business in all material respects in the ordinary course of business and use reasonable best efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors, and creditors; (ii) will use its reasonable best efforts to keep available the services of current officers and key employees; and (iii) will not take any action intended, or that would reasonably be expected, to result in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied or fail to make in a timely manner any filings with the SEC required under the Securities Act, the Exchange Act, or the rules and regulations of the SEC thereunder.

No Solicitation

The Company has agreed that it will (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to or for the purpose of encouraging or facilitating a Competing Proposal (as defined below) and (ii) not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal.

In addition, the Company has agreed that it will not, from the date of the Merger Agreement until the Effective Time or termination of the Merger Agreement, directly or indirectly, (i) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to a Competing Proposal (including by way of furnishing non-public information with respect to the Company); (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party nonpublic information in connection with or for the purpose of encouraging or facilitating a Competing Proposal; (iii) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (iv) propose or agree to do any of the foregoing.

The Company has also agreed that neither the Changyou Board nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

As used in the Merger Agreement, a “Competing Proposal” means any proposal or offer relating to any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange, or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more, in each case other than the Merger and related transactions.

The Company agreed to notify Sohu Game no later than thirty-six (36) hours after its receipt of any Competing Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any inquiry from any Person seeking to have discussions or negotiations with the Company or any of its Subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Sohu Game. Such notice must be in writing, and must indicate the identity of the Person making the Competing Proposal, inquiry, or request and all material terms and conditions of such Competing Proposal, inquiry, request, or offer.

If the Company receives an unsolicited, bona fide written Competing Proposal prior to the Effective Time that did not result from a breach of the provisions of the Merger Agreement providing that the Company may not solicit such proposals and the Changyou Board, acting upon the recommendation of the Special Committee, or the Special Committee, determines in good faith after consultation with independent financial advisors and outside legal counsel that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), then the Company may furnish information (including nonpublic information) to the person who has made such Competing Proposal and engage in or otherwise participate in discussions or negotiations with such person.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Competing Proposal that the Changyou Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, and taking into account the Person making the proposal and all legal, regulatory and other aspects of the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is more favorable to the Company and its shareholders (other than Sohu.com, Sohu Game and Parent) than the transactions contemplated in the Merger Agreement and is otherwise reasonably capable of being completed on the terms proposed. For purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of “Competing Proposal” are deemed to be references to “50%” and (ii) no offer may be deemed to constitute a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making the proposal and non-contingent. Notwithstanding any other provision of the Merger Agreement, prior to the Effective Time, the Changyou Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate the Merger Agreement (other than in response to a Superior Proposal, which shall be covered by the other provisions hereof) (such a termination, the “Intervening Event Termination”) if and only if (i) a material development or change in circumstances has occurred or arisen after the date of the Merger Agreement that was not known to, or reasonably foreseeable by, any member of the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, the Merger Agreement (an “Intervening Event”), provided, that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Competing Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof) or (y) any change in the price, or change in trading volume, of the Class A Ordinary Shares or the ADSs (provided, however, that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Changyou Board has first reasonably determined in good faith, after consultation with outside legal counsel, that failure to do so would reasonably be expected to violate the directors’ duties under applicable law, (iii) five (5) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such five (5) business day period, the Company has considered and, if requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of the Merger Agreement proposed by Parent, and (v) the Changyou Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) business day period, again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of the Merger Agreement proposed by Parent, that failure to do so would reasonably be expected to violate the directors’ duties under applicable Law.

Directors’ and Officers’ Indemnification and Insurance

Sohu Game has agreed that it will, and will cause the Surviving Company to, for period of six (6) years after the Effective Time of the Merger, honor and fulfill in all respects the obligations of the Company and each of its Subsidiaries, to the fullest extent permissible under applicable Law, the Company Governing Documents, and corresponding organizational or governing documents of each such Subsidiary, in each case as in effect on the date of the Merger Agreement and under any indemnification or other similar agreements in effect on the date of the Merger Agreement (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of the Merger Agreement and the related transactions.

Sohu Game has agreed that it will, and will cause the Surviving Company to, for a period of six (6) years after the Effective Time of the Merger (and until such later date as of which any applicable matter commenced during such six-year period has been finally disposed of) comply with all of the Company’s obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) the Merger Agreement and any of the related transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified.

The Merger Agreement provides that, for a period of six (6) years after the Effective Time of the Merger (or such later date as of which any applicable matter commenced during such six-year period has been finally disposed of), the organizational and governing documents of the Surviving Company must, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time of the Merger than are set forth in the Company Governing Documents in effect on the date of the Merger Agreement and may not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger must continue in full force and effect in accordance with their terms.

Sohu Game has agreed that, for a period of six (6) years after the Effective Time of the Merger (or such later date as of which any applicable matter commenced during such six-year period has been finally disposed of), it will cause to be maintained in effect the directors’ and officers’ liability insurance policies maintained by the Company as of the date of the Merger Agreement (provided that Sohu Game may substitute policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less advantageous than the existing policies) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time of the Merger, provided that Sohu Game is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (such 300% amount, the “Base Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Sohu Game will be obligated to maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium. The Company, by written notice to Sohu Game given no less than five (5) business days prior to the Effective Time of the Merger, may in its sole discretion elect, in lieu of the insurance program described above, to purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time of the Merger with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time of the Merger (with an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s directors’ and officers’ liability policy in effect as of the date of the Merger Agreement, and in all other respects comparable to such existing coverage), provided the annual premium does not exceed the Base Premium.

Financing

The Merger Agreement includes Sohu Game’s and Parent’s representation that as of January 24, 2020 Sohu Game had delivered to the Company a true and complete copy of a commitment letter, dated as of January 23, 2020, from Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC”) (the “Financing Commitment”), pursuant to which ICBC has committed to lend to Sohu Game (the “Financing”), subject to customary conditions, an amount sufficient to fund in full the consummation of Merger and related transactions.

The Merger Agreement also includes Sohu Game’s covenant to use its reasonable best efforts to take all actions and do all things necessary to obtain the Financing, including using reasonable best efforts, consistent with the terms of the Financing Commitment, to (i) enter into and maintain in effect definitive loan agreements as and to the extent contemplated by the Financing Commitment, (ii) obtain the Financing on the terms and conditions described in the Financing Commitment, (iii) satisfy on a timely basis all conditions to the closing of and funding of the Financing consistent with the Financing Commitment, and (iv) consummate the Financing at or prior to the Effective Time of the Merger. Sohu Game may amend the Financing Commitment and related definitive loan agreements so long as (A) the aggregate proceeds of the Financing will be sufficient for Sohu Game and the Surviving Company to pay the Aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the related transactions and (B) such amendment would not materially prevent, delay, or impede the ability of Sohu Game and Parent to consummate the Merger and the related transactions. Sohu Game and Parent explicitly acknowledge in the Merger Agreement that obtaining the Financing is not a condition to their obligation to complete the Merger.

Other Covenants

The Merger Agreement also contains covenants of the Company, on the one hand, and Sohu Game and Parent, on the other hand, relating to, among other matters:

•

the use of reasonable best efforts by each party to (i) consummate the Merger and the related transactions; (ii) obtain from any governmental entity any consent, license, permit, waiver, approval, authorization or order required for the completion of the Merger and the related transactions, and (iii) make all necessary filings and submissions with respect to the Merger Agreement, Merger, and the related transactions and the other transactions contemplated thereby;

•

the use of reasonable best efforts by each party to take action necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share,” or other similar law is or becomes applicable to the Merger or any of the related transactions; and

•

the delisting of the Class A Ordinary Shares and ADSs from NASDAQ, and the termination of the registration of the Class A Ordinary Shares and ADSs under the Exchange Act, as promptly as practicable after the Effective Time of the Merger.

Conditions to the Merger

The obligations of the Company, Sohu Game, and Parent under the Merger Agreement to complete the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the Merger of the following conditions:

•

no law, statute, rule, or regulation having been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger and the related transactions;

•

there being no order or injunction of a court or governmental entity of competent jurisdiction in effect preventing the consummation of the Merger and the related transactions in any material respect; and

•	not less than 20 days having elapsed following the date when this Transaction Statement was first mailed to the Company’s shareholders.

The obligations of Sohu Game and Parent to complete the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the Merger of the following conditions:

•

the representations and warranties of the Company in the Merger Agreement regarding the authorized and issued and outstanding share capital of the Company being true and correct in all respects (except for de minimis inaccuracies), except that any such representations and warranties that by their terms speak as of a specific date need to be true and correct only as of such date;

•

the representations and warranties in the Merger Agreement regarding organization, qualification, and capitalization (other than the representations and warranties regarding the authorized and issued and outstanding share capital of the Company referred to in the preceding bullet point) being true and correct in all material respects at and as of the Effective Time, as though made at and as of the Effective Time, except that any such representations and warranties that by their terms speak as of a specific date need be true and correct only as of such date;

•

the representations and warranties of the Company in the Merger Agreement regarding due authorization of the Merger Agreement and the Plan of Merger, the validity and enforceability of the Merger Agreement, approval by the Changyou Board, and the absence of any brokers, being true and correct in all material respects at and as of the Effective Time, as though made at and as of the Effective Time;

•

the representations and warranties of the Company in the Merger Agreement regarding the absence of any events since January 1, 2019 that caused a Material Adverse Effect being true and correct in all respects;

•

each of the other representations and warranties of the Company in the Merger Agreement being true and correct at and as of the Effective Time, as though made at and as of the Effective Time, except where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect;

•

the Company having performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	Sohu Game having received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company confirming the foregoing;

•	no Material Adverse Effect having occurred since the date of the Merger Agreement and be continuing; and

•

the Company having executed and delivered to Parent a Deed of Release, in a form reasonably satisfactory to the Company and Parent (the “Deed of Release”), providing for the release and discharge of Parent from all obligations and liabilities to the Company (whether present, future, actual, or contingent) arising under or in connection with the Share Pledge Agreement initially entered into as of October 24, 2016, by and between Sohu Game and the Company and amended by a Deed of Assignment and Novation dated as of January 13, 2020, by and among Sohu Game, Parent, and the Company (as so amended, the “Share Pledge Agreement”).

The obligations of the Company to complete the Merger are also subject to the satisfaction or waiver at the Effective Time of the Merger of the following conditions:

•

the representations and warranties of Sohu Game and Parent contained in the Merger Agreement being true and correct as of the Effective Time of the Merger as though made as of such date, (i) except that representations and warranties that by their terms speak as of a specific date need be true and correct only as of such date and (ii) except where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Sohu Game and Parent to complete the Merger or the other transactions contemplated by the Merger Agreement;

•

Sohu Game and Parent having performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•	the Company having received a certificate signed on behalf of Sohu Game and Parent by a duly authorized executive officer of Sohu Game and Parent confirming the foregoing; and

•	Parent having executed and delivered to the Company the Deed of Release.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger under the following circumstances:

•	by mutual written consent of Sohu Game and the Company;

•	by either Sohu Game or the Company:

•

if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in the corresponding closing condition regarding accuracy of such representations and warranties or compliance with covenants not being satisfied, and such breach is not curable prior to 11:59 PM, New York time on July 23, 2020 or, if curable, has not been cured within the earlier of 30 calendar days after the receipt of notice thereof by the defaulting party or three business days before July 23, 2020, provided that such right to terminate will not be available to any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement;

•

if the Effective Time has not occurred by 11:59 PM, New York time on July 23, 2020, provided that such right to terminate will not be available to any party whose breach of any representation, warranty, covenant or agreement contained in the Merger Agreement has been the cause of the Effective Time not occurring by to 11:59 PM, New York time on July 23, 2020; or

•

if a governmental entity of competent jurisdiction issues a final, non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the related transactions, provided that such right to terminate will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of such order, decree, or ruling;

•

by Sohu Game upon a material breach by the Company of its obligations under the Merger Agreement regarding (i) non-solicitation of Competing Proposals, or (ii) preparation and filing of this Transaction Statement if such material breach is not curable prior to July 23, 2020, or, if curable, has not been cured within the earlier of 10 calendar days after the Company’s receipt of notice thereof from Sohu Game or three business days before July 23, 2020 (and provided further that any material breach that results in a Competing Proposal that is publicly disclosed is not curable);

•	by the Company:

•

based on the recommendation of the Special Committee, as a result of a Superior Proposal, provided substantially concurrently with such termination the Company enters into a definitive acquisition/sale agreement to consummate such Superior Proposal, or an Intervening Event; or

•

if (i) the conditions to the Merger regarding no governmental order or injunction and all of the conditions to be performed by the Company are satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Effective Time that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Sohu Game that all of the conditions to be performed by Sohu Game and Parent have been satisfied or waived by the Company and that the Company is ready, willing and able to complete the Merger, and (iii) Sohu Game and Parent fail to complete the Merger within 20 business days after Sohu Game’s receipt of such written notice.

Termination Fees

The Company is required to pay to Sohu Game a termination fee of $5,000,000 if the Merger Agreement is terminated by the Company as result of a Superior Proposal or an Intervening Event.

Sohu Game is required to pay to the Company a termination fee of $10,000,000, if the Merger Agreement is terminated by the Company where all of the mutual conditions to the completion of the Merger have been satisfied, all of the conditions to Sohu Game’s and Parent’s obligations have been satisfied, and Sohu Game and Parent have failed to complete the Merger within 20 business days after the Company has confirmed by written notice to Sohu Game that all of the conditions to the Company’s obligations have been satisfied or waived by the Company and that the Company is ready, willing and able to complete the merger.

Other Remedies and Limitations on Liability

The parties to the Merger Agreement may be entitled to the grant of specific performance of the terms of the Merger Agreement, including an injunction to prevent breaches of the Merger Agreement by the other parties and to cause the Merger to occur at the Effective Time.

The Company is entitled to an injunction or other appropriate form of specific performance or equitable relief to enforce Sohu Game’s and Parent’s obligations to cause the financing for the Merger to be funded and to complete the Merger at the Effective Time, subject to (i) all conditions to Sohu Game’s and Parent’s obligations to complete the Merger (other than those conditions that by their terms are to be satisfied at the Effective Time of the Merger) having been satisfied or waived, (ii) the Company having irrevocably confirmed in writing that if the financing for the Merger is funded, it will take actions that are within its control to cause the consummation of the Merger and the related transaction to occur, and (iii) the financing for the Merger not having been funded and Sohu Game and Parent not having completed the Merger.

With the exception of circumstances where either the Company or Sohu is required to pay a termination fee as described above, neither Sohu Game and Parent, on the one hand, nor the Company, on the other hand, is entitled to monetary damages for a breach by the other of the Merger Agreement, except in the case of fraud or a deliberate act, or a deliberate failure to act, constituting a material breach.

Amendment

The Merger Agreement may be amended only by written agreement of Sohu Game, Parent, and the Company.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Holders of Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be entitled to a vote with respect to the Merger, as Parent holds at least 90% of the total voting power in the Company and the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Law, which does not require approval of the shareholders of the parties to the Merger.

No Ability to Assert Dissenters’ Rights

As the Merger will be a “short-form” merger in pursuant to section 233(7) of the Cayman Islands Companies Law and no shareholder vote on the Merger will be held, holders of Class A Ordinary Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be able to exercise dissenters’ rights under section 238 of the Cayman Islands Companies Law, which applies to mergers under the Cayman Islands Companies Law in which a shareholder vote is held. A copy of Section 238 of the Cayman Islands Companies Law is attached to this Transaction Statement as Exhibit (f)(2) for the information of the Unaffiliated Security Holders.

Purposes and Effects of the Merger

The purpose of the Merger is to enable Sohu.com to acquire direct and indirect ownership of all of the outstanding equity capital in the Company which Sohu.com does not already beneficially own, and to cause the Unaffiliated Security Holders and Selling Management Members to be cashed out and obtain immediate liquidity. Sohu.com will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors – Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25, “Special Factors – Buyer Group’s Reasons for the Merger” beginning on page 35, and “Item 6 - Purposes of the Transaction and Plans or Proposals” beginning on page 53 for additional information.

ADSs representing Class A Ordinary Shares are currently listed on NASDAQ under the symbol “CYOU.” Following the Effective Time of the Merger, the Company will cease to be a publicly-traded company and will instead be directly and indirectly wholly owned by Sohu.com. Following the completion of the Merger, the ADS program will terminate and the ADSs will be de-listed from NASDAQ. In addition, registration of the ADSs and the underlying Class A Ordinary Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. See “Special Factors — Effects of the Merger on the Company” beginning on page 36 for additional information.

Plans for the Company After the Merger

The Buyer Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be a direct and indirect wholly-owned subsidiary of Sohu.com.

Recommendation of the Special Committee to the Changyou Board

The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders (as defined below under the heading “Position of the Buyer Group as to Fairness”), and unanimously recommended that the Changyou Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger. The Changyou Board, acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders and in recommending that the Changyou Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby and (b) by the Changyou Board in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see “Special Factors— Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 and “Special Factors—Primary Benefits and Detriments of the Merger” beginning on page 36.

Position of the Buyer Group as to Fairness

Each member of the Buyer Group believes that the Merger is fair to the Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors— Position of the Buyer Group as to the Fairness of the Merger” beginning on page 27. Members of the Buyer Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Financing of the Merger

The Buyer Group estimates the total amount of funds necessary to complete the Merger and the related transactions to be approximately $[] million. In calculating this amount, the Buyer Group did not consider the value of the Excluded Shares, which will not be entitled to receive any cash consideration pursuant to the Merger Agreement. The amount of the Buyer Group’s estimate includes (i) cash in an aggregate amount of $191,512,285.20 to be paid to the Unaffiliated Security Holders and Selling Management Members; (ii) cash in an aggregate amount of $291,060.00 to be paid as Option Consideration (the total of the aggregate amounts to be paid to the Unaffiliated Security Holders and Selling Management Members and as Option Consideration, the “Aggregate Merger Consideration”); and (iii) other costs and expenses in connection with the Merger and the related transactions. The Merger and the related transactions are expected to be funded with the proceeds of loans under the Term Facility (as defined below) contemplated by the Financing Commitment. The Financing Commitment contemplates that the Financing will be funded from accounts outside of China, and the availability of such funding is not expected to be subject to any restrictions, approvals, or procedural requirements under applicable PRC law. Following the completion of the Merger, the Buyer Group expects to cause the Company to pay from the Company’s cash balance certain of the costs and expenses incurred in connection with the Merger and related transactions.

Term Facility

In the Financing Commitment, which ICBC delivered to Sohu Game on January 23, 2020 and Sohu Game accepted on January 24, 2020, ICBC has committed to underwrite and provide a term loan facility of up to $250 million (the “Term Facility”), subject to customary conditions, to be used to finance the consummation of Merger and the related transactions and to pay related fees and expenses associated with the Merger.

The Term Facility will remain in effect and available until the earliest to occur of (i) the termination of the Merger Agreement in accordance with the terms of the Merger Agreement, prior to the consummation of the Merger; (ii) the consummation of any bank financing arrangements to be used to finance the Merger provided by any lender other than ICBC or its affiliates; and (iii) 11:59 p.m., New York City time, on July 30, 2020.

The definitive documents governing the Term Facility have not been executed as of the date hereof and, accordingly, the actual terms of the Term Facility may differ from those described in this Transaction Statement. ICBC has undertaken to negotiate in good faith, to use best efforts, and to allocate sufficient resources and personnel to ensure the execution of a facility agreement (the “Facility Agreement”) governing the Term Facility on terms consistent with the Financing Commitment.

The Term Facility will consist of (i) a one-year term facility for term loans of up to $100 million (the “One-Year Facility”) and (ii) a four-year term facility for term loans of up to $150 million (the “Four-Year Facility”). The borrower under the Term Facility will be Sohu Game.

The Financing Commitment contemplates that (i) ICBC will act as administrative agent and off-shore collateral agent for the Term Facility; (ii) Industrial and Commercial Bank of China (Asia) Limited will act as off-shore account escrow agent for the Term Facility; and (iii) Industrial and Commercial Bank of China Limited, Beijing Branch will act as on-shore collateral agent for the Term Facility.

The principal amount of the loans under the One-Year Facility will be repaid on the one-year anniversary date of the date of the first utilization of the One-Year Facility. The principal amount of the loans under the Four-Year Facility will be repaid in installments, with $7.5 million due and payable at the end of each of the second and third calendar years during the term of the Four-Year Facility and the remaining principal amount due and payable on the fourth anniversary date of the date of the first utilization of the Four-Year Facility.

The Term Facility will be available for drawdown from the date of the Facility Agreement to and including the date falling six months after the date of the Facility Agreement, and the Term Facility may be drawn in up to three installments by Sohu Game at its election.

The availability of the first utilization of the Term Facility is subject to, among other conditions, (i) due execution of the Merger Agreement; (ii) completion (or waiver in accordance with the terms of the Merger Agreement) of all conditions precedent to the obligations of the parties to the Merger Agreement to consummate the Merger and of all related transactions contemplated by the Merger Agreement, other than conditions that by their nature are to be satisfied at the Effective Time of the Merger; (iii) execution of the Facility Agreement governing the Term Facility; (iv) due execution of certain of the guarantee and security documents by members of the Buyer Group and/or their affiliates (as further discussed below); and (v) certain other customary conditions contemplated by the Financing Commitment.

The Term Facility is expected to bear interest at a rate of LIBOR plus a margin of 1.90%, with LIBOR to be determined by ICBC on the basis of the London InterBank Offered Rate published on the first day of each three-calendar-month interest period.    Accrued interest will be paid every three calendar months on the 21st day after the end of the last month of each such three-month interest period, starting from the first utilization date of the relevant facility.

Obligations of Sohu Game as borrower under the Term Facility will be fully guaranteed by Sohu.com, and will be secured by: (i) a share pledge or mortgage over 100% of the equity interests in Sohu Game owned by All Honest International Limited (“All Honest”), a British Virgin Islands company which is a direct wholly-owned subsidiary of Sohu.com and of which Sohu Game is a direct wholly-owned subsidiary, and (ii) a share pledge or mortgage over 20% of the total equity interests in the Company directly or indirectly owned by Sohu.com and/or Sohu Game. In addition, within three months after the initial funding under the Term Facility, the Company will be required to provide a pledge over a RMB-deposit certificate, in an amount equivalent to the then actual amount of the outstanding loans under the Term Facility, to be owned by the Company and/or one of its Subsidiaries, with such amount of the RMB-deposit certificate to be determined based on an exchange rate of US$1.00=RMB7.20, and upon the Company’s provision of such RMB-deposit certificate, the obligations of Sohu.com, All Honest, and Sohu Game as guarantor or pledgor, as the case may be, contemplated by the Financing Commitment (and the Facility Agreement) will be released.

The Financing Commitment specifies that Sohu Game will be required to provide certain covenants customary for similar credit facilities, including without limitation covenants providing for information reporting; no change of control; restrictions on other financing for borrowed money, guarantees, and liens; and no distribution of dividends until all the loans under the Term Facility have been repaid to ICBC.

The Buyer Group expects to use cash generated from the business operations of the Company and its subsidiaries to repay the loans incurred under the Term Facility.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Houlihan Lokey (China) Limited (“Houlihan Lokey”) to act as its financial advisor in connection with the Merger. On January 23, 2020, Houlihan Lokey orally rendered to the Special Committee its opinion (which was subsequently confirmed in writing by delivery on the same date of Houlihan Lokey’s written opinion addressed to the Special Committee) as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the Unaffiliated Security Holders who are holders of Class A Ordinary Shares and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders who are holders of ADSs pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the Unaffiliated Security Holders who are holders of Class A Ordinary Shares and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders who are holders of ADSs pursuant to the Merger Agreement, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Changyou Board, any shareholder or holder of ADSs or any other Person as to how to act with respect to any matter relating to the Merger. See “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on Page 30.

Share Ownership of the Company’s Directors and Executive Officers

The directors and executive officers of the Company hold an aggregate of 1,177,632 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) as of the date of this Transaction Statement, and do not hold any Company Options that are vested or that will vest within 60 days after the date of this Transaction Statement. See “Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement and “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 48 of this Transaction Statement.

Interests of the Company’s Directors and Executive Officers in the Merger

The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include:

•

the beneficial ownership by Dr. Charles Zhang, the Company’s Chairman of the Board, of approximately 25.6% of the outstanding ordinary shares of Sohu.com, which will provide him with a continuing indirect interest in the economic performance of the Company following the Merger;

•	the positions of Dr. Charles Zhang as both Chairman of the Board of the Company and Chairman of the Board and Chief Executive Officer of Sohu.com;

•	the positions of Dr. Charles Zhang and of Mr. Dave De Yang as members of both the Changyou Board and the board of directors of Sohu.com (the “Sohu Board”);

•	the cash-out of vested Company Options held by directors and executive officers of the Company at the Option Consideration;

•	the continuation of unvested Company Options held by directors and executive officers of the Company;

•

continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time of the Merger;

•

the monthly compensation of $12,000 of each member of the Special Committee in exchange for his services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of $15,000); and

•	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

The Special Committee and the Changyou Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors — Interests of Certain Persons in the Merger” beginning on page 39.

Material U.S. Federal Income Tax Consequences

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Special Factors — Material U.S. Federal Income Tax Consequences” beginning on page 42. The tax consequences of the Merger to a holder of Class A Ordinary Shares or ADSs will depend upon that holder’s particular circumstances. Holders of Class A Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.

PRC Tax Consequences

The Company does not believe that it should be considered a resident enterprise under the PRC Corporate Income Tax Law or that the gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs should otherwise be subject to PRC tax to holders of such Class A Ordinary Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs pursuant to the Merger by holders of Class A Ordinary Shares or ADSs who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs will be subject to PRC tax if the holders of such Class A Ordinary Shares or ADSs are PRC residents. Shareholders should consult their own tax advisor for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

See “Special Factors — PRC Tax Consequences” beginning on page 44.

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Class A Ordinary Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

Regulatory Matters

The Company and Sohu Game do not believe that any material regulatory approvals, filings or notices are required in connection with the Merger other than (i) the approvals, filings, and notices required under the U.S. federal securities laws and (ii) the filing of the Plan of Merger, and supporting documentation as specified in the Cayman Islands Companies Law, with the Registrar of Companies of the Cayman Islands and, after the Effective Time of the Merger, a copy of a Certificate of Merger being given to the shareholders and creditors of the Company and Parent as at the time of the filing of the Plan of Merger and the notice of the Merger published in the Cayman Islands Government Gazette.

Litigation Related to the Merger

The Company and Sohu Game are not aware of any lawsuit that challenges the Merger Agreement, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Sohu Game and Parent expect the Merger to be accounted for as a business combination by Sohu.com in accordance with Accounting Standard Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Market Price of the ADSs

On September 6, 2019, the last trading day prior to September 9, 2019, which is the date that the Company announced that the Changyou Board had received from Sohu.com a preliminary non-binding proposal to acquire all of the outstanding Class A Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs) not already beneficially owned by Sohu.com, the reported closing price of the ADSs on NASDAQ was $5.92. The Per Share Merger Consideration of $5.40 per Class A Ordinary Share, and the Per ADS Merger Consideration of $10.80 per ADS, represent a premium of 82.4% over the closing price of $5.92 per ADS on September 6, 2019, and a premium of 9.0% over the closing price of $9.91 per ADS on January 23, 2020, the last trading day prior to the date that the Merger Agreement was signed.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement, the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Merger is completed. See “Special Factors — Fees and Expenses” beginning on page 41.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to the Unaffiliated Security Holders as holders of Class A Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.

Q: What is the Merger?

A:

The Merger is a going-private transaction pursuant to which Parent will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Law. After the Merger is completed, the Company will be a privately-held company, all of the outstanding equity shares of which will be owned directly and indirectly by Sohu.com. As a result of the Merger, the ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly-traded company.

Q:	What consideration will I be entitled to receive in the Merger?

A:

Unaffiliated Security Holders and Selling Management Members who hold ADSs will be entitled to receive the Per ADS Merger Consideration of $10.80 per ADS (less $0.05 per ADS cancellation fees and other fees as applicable pursuant to the terms of the Deposit Agreement, without interest and net of any applicable withholding taxes for the ADSs) for each ADS held as of the Effective Time.

Unaffiliated Security Holders and Selling Management Members who hold Class A Ordinary Shares will be entitled to receive the Per Share Merger Consideration of $5.40 in cash for each Class A Ordinary held as of the Effective Time (without interest and net of any applicable withholding taxes for the Class A Ordinary Shares).

See “Special Factors — Material U.S. Federal Income Tax Consequences,” “Special Factors — PRC Tax Consequences”, and “Special Factors — Cayman Islands Tax Consequences” beginning on page 44 for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult with their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S taxes.

Q:	How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If the ADSs are held in a securities account with a broker, bank, or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the Depositary will arrange for the surrender of the ADSs and the remittance of the net Per ADS Merger Consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the beneficial holder’s broker, bank or other intermediary on the holder’s behalf. Such beneficial holders of ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks, or other intermediaries.

If the ADSs are not held in a securities account with a broker, bank, or other intermediary and are held directly by the beneficial holder in uncertificated form (that is, without an American Depositary Receipt or “ADR”), unless the holder has surrendered the holder’s ADSs to the Depositary for cancellation prior to the Effective Time, after the completion of the Merger the Depositary will automatically send the holder a check for the net Per ADS Merger Consideration in exchange for the cancellation of each of the beneficial holder’s ADSs. The Per ADS Merger Consideration may be subject to backup withholding taxes if the ADS depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

If the ADSs are represented by ADRs, unless the holder has surrendered the holder’s ADRs to the Depositary for cancellation prior to the Effective Time, upon the holder’s surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the Depositary after the Effective Time of the Merger), after the completion of the Merger the Depositary will send the holder a check for the net Per ADS Merger Consideration for each ADS represented by the ADRs in exchange for the cancellation of the ADRs.

Q:	How will a holder of Class A Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:

If Class A Ordinary Shares are held directly by a registered holder, promptly after the Effective Time a bank or trust company appointed by the Buyer Group, which will act as paying agent (the “Class A Paying Agent”), will mail to the holder (i) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder’s Class A Ordinary Shares from the Class A Paying Agent. Upon surrender of the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder’s Class A Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Class A Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding if the Class A Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

Q:	How will Company Options be treated in the Merger?

A:	Each Company Option that is vested and outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time and converted into the right to receive the Option Consideration.

Each Company Option granted under a Company Equity Plan that is outstanding but is unvested prior to the Effective Time will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Company Equity Plan and award agreement governing such Company Option in effect immediately prior to the Effective Time of the Merger. In addition, the Company expects that, from time to time after the Effective Time, it may offer holders of such unvested options who remain in the employ of the Company the right to have the Company purchase such Company Options upon vesting at the Option Consideration.

Q:	When do you expect the Merger to be completed?

A:

The Company and Sohu.com currently expect the Merger to be completed in the second quarter of 2020. In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than 20 days after this Transaction Statement is first mailed to the Unaffiliated Security Holders and Selling Management Members, must be satisfied or waived.

Q:	What will be the result if the Merger is not completed?

A:

If the Merger is not completed for any reason, the Unaffiliated Security Holders and Selling Management Members will not receive any payment for their Class A Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly-traded company, and the ADSs will continue to be listed and traded on NASDAQ for so long as the Company continues to meet NASDAQ’s listing requirements.

Q:	Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?

A:

No. Because the Merger will be a “short-form” merger in pursuant to section 233(7) of the Cayman Islands Companies Law and no shareholder vote on the Merger will be held, holders of Class A Ordinary Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be able to exercise dissenters’ or appraisal rights under section 238 of the Cayman Islands Companies Law, which applies to mergers under the Cayman Islands Companies Law in which a shareholder vote is held.

Q:	What do Unaffiliated Security Holders need to do now?

A:

We urge all our Unaffiliated Security Holders to read this Transaction Statement carefully, including its annexes, exhibits, attachments, and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from the Unaffiliated Security Holders or the Selling Management Members (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?” and “How will a holder of Class A Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?,” and the answers to those questions, for the steps Persons who are Unaffiliated Security Holders as of the Effective Time of the Merger should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:	Who can answer Unaffiliated Security Holders’ questions?

A:	Unaffiliated Security Holders with questions about the Merger contact Changyou.com Limited by email at ir@cyou-inc.com or by telephone at +86-10-6192-0800.

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the Merger Agreement described below occurred primarily in the PRC. Accordingly, all dates and times referenced in this Background of the Merger, including events that may have occurred in different time zones, refer to PRC Time.

The Changyou Board and senior management have periodically reviewed the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, the Changyou Board and senior management have from time to time considered strategic alternatives that may be available to the Company.

Earlier Proposal from Dr. Charles Zhang

Previously, on May 22, 2017, the Changyou Board received from Dr. Charles Zhang, Chairman of the Changyou Board, a proposal to acquire all of the outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company, including Class A Ordinary Shares represented by ADSs, for $21.05 in cash per Class A Ordinary Share or Class B Ordinary Share, or $42.10 in cash per ADS. Later on the same day, the Company issued a press release announcing the receipt of the proposal and furnished to the SEC the press release as an exhibit to a current report on Form 6-K. On May 23, 2017, Sohu.com furnished to the SEC a Form 8-K regarding the Company’s receipt of Dr. Charles Zhang’s proposal.

Both the Changyou Board and the Sohu Board formed special committees consist of independent directors to evaluate and analyze Dr. Charles Zhang’s proposal, and the respective special committees each hired separate financial advisors and separate U.S. legal counsel to advise them in connection with their evaluation and analysis. the Company’s special committee retained Duff & Phelps Securities, LLC and Duff & Phelps, LLC as its financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its U.S. legal counsel, to advise it with respect to Dr. Charles Zhang’s proposal.

On January 30, 2018, the Company received a letter from Dr. Charles Zhang in which he stated that he was reaffirming his commitment to his preliminary non-binding proposal, but that he was reviewing the purchase price he had originally proposed, in view of a tougher than expected environment faced by the Company since he had delivered his original proposal, including in particular (i) weaker than expected financial and operational performance of the Company, (ii) increased competitiveness in the Chinese online gaming market, and (iii) strengthened regulatory oversight of Chinese outbound mergers and acquisitions transactions.

Following the receipt of the January 30, 2018 letter from Dr. Charles Zhang, the Company received no further formal communication from Dr. Charles Zhang regarding his preliminary non-binding proposal of May 22, 2017, until September 9, 2019, when Dr. Charles Zhang delivered a letter to the Changyou Board formally confirming that he was no longer pursuing the proposal.

Dividend by the Company

On April 5, 2018, the Company declared a special cash dividend of $4.70 per ordinary share, or $9.40 per ADS. The distribution of the special cash dividend was made during the second quarter of 2018.

On April 29, 2019, the Company declared a special cash dividend of $4.70 per ordinary share, or $9.40 per ADS. The distribution of the special cash dividend was made during the second quarter of 2019.

Sohu.com Proposal

On July 11, 2019, Dr. Charles Zhang, Sohu.com’s Chairman and Chief Executive Officer, held a meeting with certain members of Sohu.com’s senior management to discuss the feasibility of a possible privatization of the Company by Sohu.com. Later that day, Sohu.com contacted Goulston & Storrs PC (“Goulston & Storrs”), Sohu.com’s U.S. legal counsel, and asked for a preliminary summary analysis of steps and legal requirements for a privatization of the Company by Sohu.com.

Between July 12, 2019 and July 19, 2019, representatives of Goulston & Storrs had a number of discussions with members of Sohu.com’s senior management regarding the preliminary summary analysis of steps and legal requirements, and an estimated timeline, for a privatization of the Company by Sohu.com.

On July 23, 2019, Mr. Charles Huang, a member of the Sohu Board, notified representatives of China Merchants Bank (“CMB”) that Sohu.com was considering privatizing Changyou, and requested that representatives of CMB meet with representatives of Sohu.com to discuss possible financing of such a transaction by CMB.

Between July 26, 2019 and August 15, 2019, certain members of Sohu.com’s management had a number of discussions with representatives of CMB regarding possible financing for a privatization of the Company by Sohu.com and Sohu.com’s receipt from CMB of a “highly confident” letter regarding the feasibility of CMB providing such financing. CMB also provided preliminary financing proposals and forms of such a highly confident letter.

On August 2, 2019, representatives of Sohu.com and Goulston & Storrs discussed possible transaction structures, legal requirements, and tentative methodologies for determining a proposed offer price for a possible privatization of the Company.

On August 3, 2019, Dr. Charles Zhang informed Mr. Charles Chan and Mr. Dave De Yang, both independent members of the Changyou Board, that he was considering recommending to the Sohu Board that Sohu.com propose acquiring the minority interest in the Company.

On September 3, 2019, CMB delivered to Sohu.com a signed highly confident letter regarding financing for a privatization of the Company.

At a special meeting of the Sohu Board held on September 7, 2019, the Sohu Board approved submitting to the Changyou Board a preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A Ordinary Shares not already owned or beneficially owned by Sohu.com in a short-form statutory merger of the Company with Sohu.com for cash consideration of $10.00 per ADS, or $5.00 per Class A Ordinary Share.

On September 9, 2019, Sohu.com sent to the Company the Proposal, addressed to the Changyou Board. In the Proposal letter, Sohu.com also informed the Changyou Board that Sohu.com was not interested in selling its Shares in the Company or in participating in any other transaction involving the Company.

Also on September 9, 2019, Dr. Charles Zhang delivered a letter to the Changyou Board formally confirming that he was no longer pursuing the preliminary nonbinding proposal that he had delivered to the Changyou Board on May 22, 2017 to acquire the Company himself.

Later on the same day, Sohu.com issued a press release regarding its delivery of the Proposal to the Company and the Company issued a press release regarding its receipt of the Proposal, and Sohu.com and the Company furnished to the SEC their respective press releases as exhibits to current reports on Form 6-K.

Between September 12, 2019 and January 3, 2020, representatives of Sohu.com held a number of discussions with representatives of CMB regarding the terms of debt financing that CMB proposed to provide for the Merger and related transactions.

On September 18, 2019, representatives of Sohu.com held an initial meeting with representatives of ICBC to discuss ICBC’s proposal to provide debt financing for the Merger and related transactions. Between September 18, 2019 and December 31, 2019, representatives of Sohu.com held a number of discussions with representatives of ICBC regarding the terms that ICBC would provide for such financing.

On September 18, 2019, the Changyou Board approved the formation of the Special Committee, consisting of Dr. Xiao Chen and Mr. Charles Chan, both of whom are independent and disinterested members of the Changyou Board, to review and evaluate the Proposal.

On September 23, 2019, the Special Committee retained Skadden as the U.S. legal counsel to the Special Committee, and invited several investment banks to submit service proposals to serve as the financial advisor to the Special Committee.

Between September 27, 2019 and October 13, 2019, the Special Committee interviewed two investment banks that had submitted service proposals. After detailed discussion and consideration of certain issues, including the experience and expertise of the candidates as well as any past or ongoing business relationships with Sohu.com, on October 16, 2019, the Special Committee retained Houlihan Lokey (China) Limited (“Houlihan Lokey”) as the financial advisor to the Special Committee. The Special Committee retained Houlihan Lokey’s service for a fixed fee, which will not be contingent upon the consummation of the proposed privatization transaction in relation to the Proposal (the “Proposed Transaction”) or any conclusion in any opinion rendered by Houlihan Lokey with respect to the Proposed Transaction.

On October 17, 2019, the Company issued a press release announcing that the Changyou Board had formed the Special Committee to review and evaluate the Proposal and that the Special Committee had retained Houlihan Lokey as the Special Committee’s financial advisor and Skadden as its U.S. legal counsel in connection with its review and evaluation of the Proposal, and furnished the press release to the SEC as an exhibit to a current report on Form 6-K.

Between October 17, 2019 and November 1, 2019, as directed by the Special Committee, representatives of Houlihan Lokey had several discussions with members of the management of the Company in connection with Houlihan Lokey’s financial due diligence on the Company.

On October 18, 2019, Sohu.com furnished to the SEC a current report on Form 6-K regarding the Company’s issuance of the press release of October 17, 2019.

On October 28, 2019, the Company and Sohu.com entered into a confidentiality agreement with respect to the Proposal.

On November 1, 2019, the Special Committee held a meeting with Houlihan Lokey and Skadden. At the meeting, representatives of Skadden reviewed with members of the Special Committee their legal obligations with respect to the Proposed Transaction, and representatives of Houlihan Lokey reported to the Special Committee their preliminary financial due diligence findings on the Company as well as the methods Houlihan Lokey proposed to adopt when conducting its financial analysis. Based on the discussion, the Special Committee directed Houlihan Lokey to continue with the financial due diligence and financial analysis on the Company and directed Skadden to discuss with Goulston & Storrs the structure of the Proposed Transaction.

On November 4, 2019, representatives of Goulston & Storrs and Skadden had preliminary discussions regarding the expected structure and terms (not including the Merger consideration) of the Merger Agreement, the Plan of Merger, and the Merger.

On November 20, 2019, Goulston & Storrs sent an initial draft of the Merger Agreement to Skadden.

On December 6, 2019, the Special Committee held a meeting to discuss the Proposal and the draft Merger Agreement with Houlihan Lokey and Skadden. The Special Committee discussed with representatives of Houlihan Lokey the updates of financial due diligence on the Company, and certain inquiries from shareholders regarding the Company’s financial condition and results of operations. Houlihan Lokey also answered questions from the Special Committee on the status of Sohu.com’s financing plan that Houlihan Lokey had learned from Sohu.com and its representatives. The Special Committee then discussed with representatives of Skadden comments and proposed changes to the initial draft of the Merger Agreement, and directed Skadden to share with Goulston & Storrs the comments and proposed changes to the draft Merger Agreement.

Later on the same day, Skadden sent a revised draft of the Merger Agreement to Goulston & Storrs.

On December 11, 2019, the Special Committee held a meeting with representatives of the Company, Houlihan Lokey, and Skadden. The Special Committee discussed with representatives of the Company’s management the financial projections required by Houlihan Lokey to conduct its valuation analysis, and the criteria and assumptions that the Company should consider in making the financial projections. The Special Committee also discussed with Houlihan Lokey its financial due diligence results and directed Houlihan Lokey to give due consideration in its financial analysis to the Company’s cash balance, other current assets, and cash flow generated by the Company’s recent operations.

On December 18, 2019, Goulston & Storrs sent a further revised draft of the Merger Agreement to Skadden.

On December 20, 2019, members of the management of the Company shared with Houlihan Lokey financial projections for the Company. Between December 20, 2019 and January 16, 2020, representatives of Houlihan Lokey had a number of discussions with members of the management of the Company regarding management’s projections and the financial condition and results of operations of the Company. Under the direction of the Special Committee, Houlihan Lokey also discussed with CRP-Fanya Investment Consultants (Beijing) Limited (“China Renaissance”), the financial advisor to Sohu.com, matters relating to the Company’s results of operations and management’s projections, as well as updates on Sohu.com’s financing plan.

Between December 25, 2019 and January 9, 2020, with the assistance of their respective legal counsel, the Special Committee and Sohu.com discussed certain procedural and administrative details of the execution of the Merger Agreement and the closing of the Proposed Transaction. Also on January 9, 2020, Skadden sent a revised draft of the Merger Agreement to Goulston & Storrs.

On December 30, 2019, at the request of the Special Committee, China Renaissance shared with the Houlihan Lokey and Skadden updates on Sohu.com’s efforts in obtaining financing for the Proposed Transaction.

On January 6, 2020, Sohu.com received from ICBC an initial draft of the Financing Commitment. Between January 6, 2020 and January 12, 2020, representatives of Sohu.com had a number of discussions and negotiations with representatives of ICBC regarding the terms of the Financing Commitment, including conditions precedent to the obligation of ICBC to provide the debt financing.

On January 8, 2020, Sohu.com received from CMB an initial draft of a financing commitment letter to be provided by CMB. Between January 8, 2020 and January 15, 2020, representatives of Sohu.com had a number of further discussions with representatives of CMB regarding the terms of such a financing commitment letter.

On January 10, 2020 and January 13, 2020, China Renaissance sent interim drafts of the Financing Commitment to Skadden and Houlihan Lokey.

Between January 10, 2020 and January 22, 2020, representatives of Skadden and Goulston & Storrs had a number of discussions regarding the Merger Agreement. On January 22, 2020, the Company and Sohu.com agreed in principle on a final draft of the Merger Agreement, with the Merger consideration to be further negotiated and agreed to by the parties. During the negotiations between the Company and Sohu.com on the Merger Agreement and the structure on the Proposed Transaction, Conyers Dill & Pearman passed upon and advised on the validity of the Merger and certain other legal matters with respect to Cayman Islands law.

On January 16, 2020, the Special Committee held a meeting with Houlihan Lokey and Skadden. Representatives of Houlihan Lokey presented to the Special Committee its preliminary financial and valuation analysis. The Special Committee discussed in detail with Houlihan Lokey the valuation methods adopted by Houlihan Lokey as well as the factors Houlihan Lokey considered in adopting such methods. Houlihan Lokey advised the Special Committee of the ranges of the prices that Houlihan Lokey believed can fairly present the value of the Company under different valuation methods. Based on the Company’s management’s projections, the proposed terms and conditions set forth in the draft of the Merger Agreement, and the preliminary analysis presented by Houlihan Lokey, the Special Committee decided to reject the proposed offer price from Sohu.com of $10.00 per ADS and directed Houlihan Lokey to communicate to China Renaissance that the Special Committee was requesting a higher proposed offer price from Sohu.com.

Between January 16, 2020 and January 17, 2020, as directed by the Special Committee, representatives of Houlihan Lokey had a number of discussions with representatives of China Renaissance in an effort to increase the proposed offer price from Sohu.com. On January 17, 2020, representatives of China Renaissance notified Houlihan Lokey that Sohu.com had agreed in principle to raise its proposed offer price to $10.50 per ADS, or $5.25 per Class A Ordinary Share.

On January 17, 2020, the Special Committee held a meeting with Houlihan Lokey and Skadden. Representatives of Houlihan Lokey reported to the Special Committee that it had received from China Renaissance an improved proposed offer price from Sohu.com of $10.50 per ADS, or $5.25 per Class A Ordinary Share, representing an increase of $0.50 per ADS, or 5% from the original proposed offer price from Sohu.com. After discussion with representatives of Houlihan Lokey and Skadden, the Special Committee directed Houlihan Lokey to communicate to China Renaissance that the Special Committee was requesting from Sohu.com a proposed offer price of higher than $10.50 per ADS.

Between January 17, 2020 and January 19, 2020, representatives of Houlihan Lokey had a number of discussions with China Renaissance regarding a further increased proposed offer price from Sohu.com. In the meantime, the Company’s management team discussed with Houlihan Lokey newly-available preliminary financial information of the Company with respect to the fourth quarter and full year of 2019.

On January 19, 2020, representatives of Houlihan Lokey delivered to the Special Committee updates of Houlihan Lokey’s communications with China Renaissance, and reported that Sohu.com had provided an increased proposed offer price of $10.55 per ADS, or $5.275 Per Class A Ordinary Share. The Special Committee also discussed with representatives of Houlihan Lokey and Skadden the newly available financial information of the Company for the fourth quarter and full year of 2019, and directed Houlihan Lokey to conduct a further financial and valuation analysis based on the newly available financial information and report to the Special Committee the updated financial and valuation analysis. Houlihan Lokey also made available to China Renaissance on the same day the newly-available preliminary financial information of the Company for the fourth quarter and full year of 2019 that Houlihan Lokey had received from the Company’s management team.

On January 23, 2020, ICBC executed and delivered the Financing Commitment to Sohu Game. Later on the same day, China Renaissance sent a copy of the Financing Commitment, signed by ICBC, to Skadden and Houlihan Lokey.

On January 23, 2020, the Special Committee held a meeting with Houlihan Lokey and Skadden. Representatives of Houlihan Lokey gave to the Special Committee updates of Houlihan Lokey’s financial and valuation analysis based on the newly-available preliminary financial information provided by the Company. The Special Committee discussed such updates with representatives of Houlihan Lokey and Skadden and directed Houlihan Lokey to communicate to China Renaissance that it should request from Sohu.com a further increase in its proposed offer price.

Later on the same day, representatives of Houlihan Lokey and China Renaissance had a discussion regarding the proposed offer price. China Renaissance conveyed a “best and final offer price” from Sohu.com of $10.80 per ADS, or $5.40 per Class A Ordinary Share, representing an increase of $0.80 per ADS or 8% from the original offer price proposed by Sohu.com.

Later on the same day, in a meeting of the Special Committee with Houlihan Lokey and Skadden, at the request of the Special Committee, a representative of Houlihan Lokey presented to the Special Committee the financial analysis of Houlihan Lokey with respect to the Company and the Proposed Transaction, and then rendered its oral opinion that, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing such opinion, the $5.40 Per Share Merger Consideration and $10.80 Per ADS Merger Consideration to be paid to the Unaffiliated Security Holders in the Proposed Transaction is fair, from a financial point of view, to the Unaffiliated Security Holders. The written opinion of Houlihan Lokey dated the same date was later delivered to the Special Committee. At the conclusion of the meeting, the Special Committee adopted resolutions wherein the Special Committee:

•

determined that the Merger Agreement, the Plan of Merger, and the Merger, and the other transactions relating thereto, are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders; and

•

recommended that the audit committee of the Changyou Board and the Changyou Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and that the consummation by the Company of the Merger and the other transactions relating thereto, be adopted and approved by audit committee of the Changyou Board and the Changyou Board in all respects.

On January 24, 2020, the Changyou Board adopted resolutions wherein the Changyou Board, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions relating thereto.

On January 24, 2020, the Sohu Board and the sole director of each of Sohu Game and Parent adopted resolutions wherein the Sohu Board and the sole director of each of Sohu Game and Parent, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions relating thereto.

Later on the same day, Sohu Game accepted the Financing Commitment and delivered a copy of the fully-executed Financing Commitment to Skadden. Contemporaneously with the execution of the Financing Commitment, the Company, Sohu Game, and Parent executed the Merger Agreement.

On the same day, prior to the opening of the U.S. financial markets, the Company and Sohu.com issued separate press releases announcing that the Company, Sohu Game, and Parent had entered into the Merger Agreement, and furnished their respective press releases and the Merger Agreement to the SEC as exhibits to current reports on Form 6-K.

Reasons for the Merger and Position of the Special Committee and the Changyou Board

At a meeting on January 23, 2020, the Special Committee, after consultation with Houlihan Lokey and Skadden and due consideration, unanimously (a) determined that the Merger Agreement, the Plan of Merger, the Merger, and the other transactions relating thereto are advisable, fair to, and in the best interests of the Company and the Unaffiliated Security Holders, and (b) recommended that the audit committee of the Changyou Board and the Changyou Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, as applicable, and the consummation by the Company of the Merger and the other transactions relating thereto, should be adopted and approved by the audit committee of the Changyou Board and the Changyou Board in all respects.

On January 24, 2020, the audit committee of the Changyou Board and Changyou Board, each in their capacities and acting upon the unanimous recommendation of the Special Committee and on behalf of the Company, unanimously authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger, and the consummation of the Merger and the other transactions relating thereto.

In the course of reaching their determination, the Special Committee and the Changyou Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Changyou Board believe supported their decision to approve the Merger Agreement and that the Merger is substantially fair to the Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.

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Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration are all cash, which provides a specific amount of cash consideration for the Class A Ordinary Shares (including the Class A Ordinary Shares represented by ADSs) held by, and liquidity to, the Unaffiliated Security Holders and allows the Unaffiliated Security Holders to avoid post-merger risks and uncertainties relating to the prospects of the Company. The Merger will enable the Unaffiliated Security Holders to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their Class A Ordinary Shares or ADSs.

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Current and Historical Market Prices of the ADSs. The Per Share Merger Consideration of $5.40 per Class A Ordinary Share, or the Per ADS Merger Consideration of $10.80 per ADS, each represents a premium of approximately 82.4% over the closing price of $5.92 per ADS on September 6, 2019, the last trading day prior to Sohu.com’s announcement of the Proposal, and a premium of 70.1% to the average closing price of $6.35 per ADS during the 30 trading days prior to September 9, 2019.

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Opinion of Financial Advisor. The Special Committee considered the financial analysis prepared by Houlihan Lokey and reviewed by Houlihan Lokey with the Special Committee on January 23, 2020, as well as the oral opinion of Houlihan Lokey rendered to the Special Committee on January 23, 2020 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated January 23, 2020), as to the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion. See “Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this Transaction Statement.

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Unanimous Recommendation of the Special Committee. After evaluating the Proposed Transaction, the Special Committee unanimously determined that the Merger Agreement, the Plan of Merger, and the Merger were fair to, advisable, and in the best interests of the Company and Unaffiliated Security Holders, and unanimously recommended that the Changyou Board authorize and approve the Merger Agreement, the Plan of Merger, and the Merger.

•

Elimination of Future Financial Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from the Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to the Filing Persons, who have the power to control the Company’s business.

•

Investment opportunities in Sohu.com. The market for Sohu.com’s Class A ordinary shares has generally offered substantially greater liquidity than the market for the ADSs, and Sohu.com will indirectly own, in addition to its other holdings, 100% of the Company following the Merger. Shareholders of the Company who wish to continue to hold an economic interest in the Company after the Merger may choose to purchase ADSs of Sohu.com (which is listed on Nasdaq under the ticker symbol “SOHU”).

The Special Committee and the Changyou Board did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

In their consideration of the fairness of the proposed Merger, the Special Committee and the Changyou Board did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee and the Changyou Board did not consider the Company’s liquidation value to be a relevant valuation method because they consider the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Changyou Board in connection with their evaluation of the fairness of the Merger to the Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee and the Changyou Board found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered in reaching its conclusions as to the fairness of the Merger to the Unaffiliated Security Holders. Rather, the Special Committee and the Changyou Board made the fairness determinations after considering all of the foregoing factors as a whole.

In addition to the foregoing factors and analyses that supported the Special Committee’s and the Changyou Board’s belief that the Merger is fair to the Unaffiliated Security Holders, the Special Committee and the Changyou Board also weighed the following negative factors:

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No Future Participation in the Prospects of the Company. Following the consummation of the Merger, the Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Only the Buyer Group, and potentially certain directors and executive officers of the Company holding Company Options that continue to vest following the completion of the Merger, would benefit from an increase in the value of the Company following the completion of the Merger.

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No Opportunity for the Unaffiliated Security Holders to Vote on the Merger. Because the Merger is being effected pursuant to a “short-form” merger under section 233(7) of Cayman Islands Companies Law, the Merger does not require approval by the Company’s shareholders. The Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger. Further, the Unaffiliated Security Holders will not be able to exercise any dissenters’ rights under section 238 of the Cayman Islands Companies Law.

After weighing these negative factors and giving them due consideration, the Special Committee and the Changyou Board have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that they considered to support their belief that the Merger is fair to the Unaffiliated Security Holders.

In addition, the Special Committee and the Changyou Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee and the Changyou Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, and that no limitations were placed on the Special Committee’s authority;

•

in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Group and its advisors on behalf of the Unaffiliated Security Holders;

•

all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders, other than the members’ receipt of the Changyou Board compensation in the ordinary course, their non-contingent compensation as members of the Special Committee, and their indemnification and liability insurance rights under the Merger Agreement;

•	the Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Houlihan Lokey as its financial advisor and Skadden as its legal advisor;

•

the Special Committee was empowered, among other things, to review, evaluate, and negotiate the terms of the Merger and to recommend to the Changyou Board what action should be taken by the Company, including not to engage in the relevant transactions, including the Merger;

•

the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and its advisors, on the other hand;

•	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Proposed Transaction;

•

the ability of the Special Committee to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time of the Merger, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to the Buyer Group of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations; and

•	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, the Merger and the related transactions, or to recommend that the Changyou Board approve them.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of the Unaffiliated Security Holders by virtue of their continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “Summary— Interests of the Company’s Directors and Executive Officers in the Merger.”

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing “going private” transactions, each member of the Buyer Group is required to express its beliefs as to the fairness of the Merger to the Unaffiliated Security Holders. The members of the Buyer Group are making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group has interests in the Merger that are different from, and/or in addition to, those of the Unaffiliated Security Holders by virtue of its continuing interests in the surviving company after the consummation of the Merger. These interests are described under the caption “— Interests of Certain Persons in the Merger — Interests of the Buyer Group” beginning on page 40.

The Buyer Group did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s advisors as to, the fairness of the Merger to the Unaffiliated Security Holders. The Buyer Group attempted to negotiate a transaction that would be most favorable to it, and not to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to Unaffiliated Security Holders. The members of the Buyer Group did not perform, or engage a financial advisor to perform, any special valuation or other analysis to assist them in assessing the substantive and procedural fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders. Nevertheless, based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s management regarding the Company and its business, and the factors considered by, and the conclusions of, the Special Committee and the Changyou Board discussed in “— Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25, the Buyer Group believes the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders based upon the following factors, which are not listed in any relative order of importance:

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the Per ADS Merger Consideration of $10.80 represents a premium of approximately 82.4% over the closing price of $5.92 per ADS on September 6. 2019, the last trading day prior to the Company’s September 9, 2019 announcement that the Changyou Board had received from Sohu.com a preliminary non-binding proposal to take the Company private; a premium of approximately 9.0% over the closing price of $9.91 per ADS on January 23, 2020, the trading day prior to the date the Merger Agreement was signed; and a premium of approximately 70.1% over the average closing price of $6.35 per ADS during the 30 trading days preceding September 6, 2019.

•

in considering the Merger, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had independent control of the negotiations with the Buyer Group and its advisors on behalf of the Unaffiliated Security Holders;

•

the members of the Changyou Board serving on the Special Committee were and are independent and disinterested directors free from any affiliation with the Buyer Group. In addition, neither of the members of the Changyou Board serving on the Special Committee has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (i) the Special Committee members’ receipt of compensation in the ordinary course for their service on the Changyou Board, (ii) Special Committee members’ compensation in connection with Special Committee’s evaluation of the Merger (which is not contingent upon the Special Committee’s or Changyou Board’s approval or disapproval of the Merger), and (iii) the members of the Changyou Board’s indemnification and liability insurance rights under the Merger Agreement;

•	the Special Committee retained and was advised by legal and financial advisors experienced in assisting committees such as the Special Committee in similar transactions;

•	the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, and the related transactions, or to recommend that the Changyou Board approve them;

•	the fact that the Aggregate Merger Consideration is all cash and will provide immediate liquidity to the Unaffiliated Security Holders; and

•

the fact that the Buyer Group informed the Special Committee of the extent to which the interests of the Buyer Group and the directors and executive officers of the Company in the Merger differ from those of the Unaffiliated Security Holders.

The Buyer Group believes that the Merger is procedurally fair to the Unaffiliated Security Holders, notwithstanding the fact that they will not be entitled to vote to approve or disapprove the Merger Agreement and the Plan of Merger, in view of (i) the Special Committee’s approval of the terms of the Merger Agreement and the Plan of Merger; (ii) the fact that no shareholder vote is required for a short-form merger, such as the Merger, under the Cayman Islands Companies Law; and (iii) the fact that the Special Committee received an opinion from Houlihan Lokey regarding the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to the Unaffiliated Security Holders.

Certain Financial Projections

Other than to provide, in its regular press releases reporting results for the previous fiscal quarter, estimates of certain financial results expected for the then current fiscal quarter, the Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company’s management prepared certain financial projections for the fiscal years ending December 31, 2020 through December 31, 2024 for the Special Committee and Houlihan Lokey in connection with Houlihan Lokey’s financial analysis of the Merger (the “Management Projections”). The Management Projections, which were based on Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Houlihan Lokey in its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts or U.S. generally accepted accounting principles.

The inclusion of the Management Projections should not be regarded as an indication that the Company, the Changyou Board, the Special Committee, or Houlihan Lokey considered, or now considers, the Management Projections to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.

The Management Projections were prepared by the Company’s management in December 2019, based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market, and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control. The Management Projections also assume that the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction. Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the company compared to the information contained in the projections or that projected results will be achieved.

The Management Projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding financial projections and forecasts, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

The following table summarizes the Management Projections:

	2020E		2021E		2022E		2023E		2024E
	RMB	USD[1]	RMB	USD[1]	RMB	USD[1]	RMB	USD[1]	RMB	USD[1]
	(in millions)
Revenues, Net	2,599.5		372.6	2,535.3	363.4	2,287.7	327.9	2,743.0	393.2	2,371.4	339.9
Growth%	(16.3)		—	(2.5)	—	(9.8)	—	19.9	—	(13.5)	—
Cost of Sales	(365.1)		(52.3)	(469.2)	(67.3)	(398.5)	(57.1)	(645.8)	(92.6)	(488.3)	(70.0)
Gross Profit	2,234.5		320.3	2,066.1	296.2	1,889.2	270.8	2,097.2	300.6	1,883.1	269.9
Margin%	86.0		—	81.5	—	82.6	—	76.5	—	79.4	—
Adjusted [2]	762.8		109.3	541.7	77.6	440.9	63.2	371.1	53.2	238.0	34.1
Margin%	29.3		—	21.4	—	19.3	—	13.5	—	10.0	—
Growth%	(37.5)		—	(29.0)	—	(18.6)	—	(15.8)	—	(35.9)	—
Adjusted EBIT[3]	661.8		94.9	457.9	65.6	365.2	52.3	294.6	42.2	178.7	25.6
Margin%	25.5		—	18.1	—	16.0	—	10.7	—	7.5	—

(1)

Management Projections were prepared in RMB because, although the Company’s reporting currency is the U.S. dollar, a majority of the Company’s revenues and costs are denominated in RMB. All translations from RMB to U.S. dollars in the table above were made at a rate of RMB6.9762 to US$1.00, the central parity rate of RMB against the U.S dollar as of December 31, 2019 published by the People’s Bank of China.

(2)

“EBITDA” refers to earnings before interest, taxes, depreciation, and amortization for the specified fiscal year, and “Adjusted EBITDA” refers to EBITDA adjusted for certain non-recurring items, including impairment losses on other assets and gains and losses on disposal of fixed assets.

(3)	“EBIT” refers to earnings before interest, and taxes for the specified fiscal year, and “Adjusted EBIT” refers to EBIT adjusted for certain non-recurring items.

Houlihan Lokey, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Changyou Board, dated as January 23, 2020” filed as Exhibit (c)-(2) to this Transaction Statement and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 30.

The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 49 and “Item 3. Key Information—Risk Factors” included in the Changyou 2018 Form 20-F, which is incorporated by reference into this Transaction Statement.

The Company’s management also prepared certain financial projections for the fiscal year ending December 31, 2019 for the Special Committee and Houlihan Lokey, but such projections were not relied upon by the Special Committee and Houlihan Lokey after the preliminary unaudited financial statements of the Company for the fiscal year ending December 31, 2019 prepared by the Company’s management became available in January 2020 and were shared with Houlihan Lokey.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Houlihan Lokey to act as its financial advisor in connection with the Merger, and on January 23, 2020, Houlihan Lokey rendered its oral opinion, which it subsequently confirmed in writing, to the Special Committee as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the Unaffiliated Security Holders who are holders of Class A Ordinary Shares and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders who are holders of ADSs pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the Unaffiliated Security Holders who are holders of Class A Ordinary Shares and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders who are holders of ADSs pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Houlihan Lokey’s opinion in this Transaction Statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Exhibit (c)(1) to this Transaction Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Transaction Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Changyou Board, any shareholder or holder of ADSs, or any other person as to how to act or vote with respect to any matter relating to the Merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the draft Merger Agreement dated January 23, 2020;

•	reviewed certain publicly available business and financial information relating to the Company and Sohu.com that Houlihan Lokey deemed relevant;

•

reviewed certain information relating to the historical, current, and future operations, financial condition, and prospects of the Company and Sohu.com made available to Houlihan Lokey by the Company, including financial projections prepared by the members of the Company’s management relating to the Company for the fiscal years of 2020 through 2024;

•	spoke with certain members of the Company’s management regarding the respective businesses, operations, financial condition, and prospects of the Company and Sohu.com, the Merger, and related matters;

•	compared the financial and operating performance of the Company and Sohu.com with that of other public companies that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for the Company’s and Sohu.com’s publicly-traded securities, and the current and historical market prices and trading volume of the publicly-traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses, and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

In giving its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material, and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material, and other information. In addition, members of the Company’s management advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such members of management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expresses no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for the Company referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of the Company and such management advised Houlihan Lokey, and Houlihan Lokey assumed, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows, or prospects of the Company or Sohu.com since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or such opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that were referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, and (c) the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal, and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Merger or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Plan of Merger would not differ in any respect from the form attached as an annex to the Merger Agreement.

Furthermore, in connection with such opinion, Houlihan Lokey was not requested to make and did not make any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Sohu.com, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities, to which the Company or Sohu.com was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Sohu.com was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, or the securities, assets, business or operations of the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Special Committee, the Changyou Board, the Company, or any other party with respect to alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of such opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm, or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of such opinion.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Merger, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party, and was not intended to be, and did not constitute, a recommendation to the Special Committee, the Changyou Board, any security holder, or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Changyou Board, the Company or its security holders, Sohu.com or its security holders, or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements, or documents related to, or the form, structure, or any other portion or aspect of, the Merger or otherwise (other than the Per Share Merger Consideration and the Per ADS Merger Consideration to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, Sohu.com, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Sohu.com, or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s, Sohu.com’s, or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Sohu.com’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company or its security holders, Sohu.com or its security holders, or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness, or fair value of the Company, Sohu.com, or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature, or any other aspect of any compensation to or consideration payable to or received by any officers, directors, or employees of any party to the Merger, any class of such persons or any other party, relative to the Per Share Merger Consideration or the Per ADS Merger Consideration or otherwise. Furthermore, no opinion, counsel, or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel, or interpretations were or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Changyou Board, the Company, Sohu.com, and their respective advisors as to all legal, regulatory, accounting, insurance, tax, and other similar matters with respect to the Company and the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry, and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Management Projections prepared by members of the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses, or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee and the Changyou Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Per Share Merger Consideration or the Per ADS Merger Consideration or of the views of the Special Committee or the Changyou Board with respect to the Merger or the Per Share Merger Consideration or the Per ADS Merger Consideration. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Merger or otherwise should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Special Committee, the Changyou Board, the Company, Sohu.com, Sohu Game, any security holder or creditor of the Company, Sohu.com, or Sohu Game, or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Merger were determined through negotiation between the Special Committee on the one hand and Sohu.com and Sohu Game on the other hand, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Changyou Board.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology, or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors, without considering all analyses, methodologies, and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on January 23, 2020. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable, or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, capital lease obligations, and non-controlling interests less the amount of cash and cash equivalents on its balance sheet) less the amount of its equity-method investments.

•	EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

•	Adjusted EBITDA – generally, EBITDA adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the ADSs and the common stock/ADSs of the selected companies listed below as of January 23, 2020, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Management Projections. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•

Enterprise value as a multiple of LTM (based on the latest twelve-month information that was publicly available on January 23, 2020 for the selected companies, and the twelve-month period ended December 31, 2019 for the Company Adjusted EBITDA).

•	Enterprise value as a multiple of estimated calendar year (“CY”) 2019 Adjusted EBITDA.

•	Enterprise value as a multiple of estimated CY 2020 Adjusted EBITDA.

•	Enterprise value as a multiple of estimated CY 2021 Adjusted EBITDA.

The selected companies included the following:

●	FriendTimes Inc.

●	Gravity Co., Ltd.

●	Gungho Online Entertainment, Inc.

●	IGG Inc.

●	Webzen Inc.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 1.5x to 3.5x estimated CY 2019 Adjusted EBITDA, 2.0x to 4.0x estimated CY 2020 Adjusted EBITDA and 2.5x to 4.5x estimated CY 2021 Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per ADS value reference ranges of $10.51 to $17.24 per Company ADS based on the selected range of multiples of estimated CY 2019 Adjusted EBITDA, $9.53 to $13.65 per Company ADS based on the selected range of multiples of estimated CY 2020 Adjusted EBITDA and $9.09 to $12.07 per Company ADS based on the selected range of multiples of estimated CY 2021 Adjusted EBITDA, as compared to the Per ADS Merger Consideration of $10.80.

Selected Transactions Analysis. Houlihan Lokey considered performing a selected transactions analysis. However, due to the the limited comparability of the Company to other companies subject to transactions for which financial information was made publicly available, Houlihan Lokey concluded that it would not be able to derive a meaningful result for which an implied valuation range could be concluded based on an analysis of comparable transactions.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Management Projections. Houlihan Lokey calculated terminal values for the Company by applying a range of perpetuity growth rates of -5.00% to 5.00% to the Company’s normalized 2024 unlevered free cash flows. The net present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 16.0% to 25.0%. The discounted cash flow analysis indicated an implied per ADS reference range of $9.44 to $11.74 per Company ADS, as compared to Per ADS Merger Consideration of $10.80.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the Merger and provide financial advisory services to the Special Committee, including an opinion as to the fairness from a financial point of view of the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders. The Special Committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a fixed fee of US$550,000, US$250,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter, US$250,000 of which became payable upon the earlier of the execution by the Company of the Merger Agreement or the delivery of Houlihan Lokey’s opinion, and the remaining US$50,000 balance of which will become payable upon the consummation of the Merger. No portion of Houlihan Lokey’s fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion or the consummation of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates, and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold, or sell long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Sohu.com, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory, and/or other financial or consulting services to the Company, Sohu.com, other participants in the Merger, or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey, certain of its affiliates, and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, Sohu.com, other participants in the Merger, or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, Sohu.com, other participants in the Merger, or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting, and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents, and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Merger, or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Buyer Group’s Reasons for the Merger

Under Rule 13e-3 and related SEC rules under the Exchange Act governing “going private” transactions, each member of the Buyer Group is deemed to be engaged in a “going private” transaction and is required to express its reasons for the Merger to the Unaffiliated Security Holders. The members of the Buyer Group are making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable Sohu.com to acquire 100% control of the Company in a transaction in which the Unaffiliated Security Holders and Selling Management Members will be cashed out in exchange for the net Per ADS Merger Consideration and the net Per Share Merger Consideration, such that Sohu.com will bear the rewards and risks of sole direct and indirect ownership of the Company after the Merger is completed, including any increases in value of the Company from improvements to the Company’s operations and results.

The Buyer Group believes the business environment for online game companies such as the Company has become significantly more challenging in recent years than it was at the time of the Company’s initial public offering in 2009, as a result of factors such as the migration to mobile devices as the primary means for users to accessing online games in place of personal computers, increased PRC regulatory scrutiny of and limitations on online games, and other factors noted under the heading “Risk Factors” in the Changyou 2018 Form 20-F. There is greater domestic competition in the businesses in which the Company operates. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. The Buyer Group believes that the Company’s management will be better able to respond to and meet these challenges if the Company is privately held, without the pressures for short-term performance inherent in being a publicly-traded company. The Buyer Group also believes that it will be beneficial for the Company to no longer be subject to the significant administrative, legal, and accounting expenses and other constraints to which it is currently subject under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Buyer Group estimates that no longer being required to comply with the reporting requirements of the Exchange Act will result in direct cost savings to the Company of approximately $920,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter.

The Buyer Group decided to propose the Merger because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the Merger, the Buyer Group did not consider alternative transaction structures, because the Buyer Group believed that a short-from merger under Section 233(7) of the Cayman Islands Companies Law, such as the Merger, is the most efficient way for the Buyer Group to acquire full ownership of the Company.

Effects of the Merger on the Company

Memorandum and Articles of Association; Management

The memorandum and articles of association in the form of Annex 2 to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time of the Merger. In addition, the sole director of Parent immediately prior to the Effective Time, Ms. Joanna Lv (Yanfeng Lyu), will become the sole director of the Company at the Effective Time of the Merger. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger.

Company Privately Held; Delisting from NASDAQ; Termination of SEC Registration;

The Merger is a going-private transaction pursuant to which Parent will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately-held company, all of the outstanding equity shares of which will be owned directly and indirectly by Sohu.com. As a result of the Merger, the ADSs will no longer be listed on NASDAQ and the Company will cease to be a publicly-traded company. Following the Effective Time of the Merger, the Company will file a Form 15 with the SEC, and 90 days after such filing, or such longer period as may be determined by the SEC, the registration of the Class A Ordinary Shares and the ADSs under the Exchange Act will be terminated.

Primary Benefits and Detriments of the Merger

Benefits of the Merger to the Unaffiliated Security Holders

Benefits of the Merger to the Unaffiliated Security Holders include:

•

their receipt following the completion of the Merger of $10.80 per ADSs, or $5.40 per Class A Ordinary Share, in cash, in exchange for the cancellation of their ADSs and Class A Ordinary Shares, representing a premium of approximately 82.4% over the closing price of $5.92 per ADS on September 6. 2019, the last trading day prior to the Company’s September 9, 2019 announcement that the Changyou Board had received from Sohu.com a preliminary non-binding proposal to take the Company private; a premium of approximately 9.0% over the closing price of $9.91 per ADS on January 23, 2020, the trading day prior to the date the Merger Agreement was signed; and a premium of approximately 70.1% over the average closing price of $6.35 per ADS during the 30 trading days preceding September 6, 2019; and

•	they will no longer be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future and of volatility in the market prices for the ADSs.

Detriments of the Merger to the Unaffiliated Security Holders

Detriments of the Merger to the Unaffiliated Security Holders include:

•

they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•

the receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder of the Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares. See “Special Factors — Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers, Including Selling Management Members

Benefits of the Merger to the Company’s directors and executive officers include:

•

continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary — the Merger Agreement and the Plan of Merger —Directors’ and Officers’ Indemnification and Insurance” beginning on page 8 of this Transaction Statement;

•	the cash-out of Class A Ordinary Shares and/or ADSs held by the Selling Management Members;

•	the cash-out of their vested Company Options at the Option Consideration;

•	the continuation of unvested Company Options;

•

the monthly compensation of $12,000 of each member of the Special Committee in exchange for his services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of $15,000); and

•	the planned continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

Detriments of the Merger to the Company’s Directors and Executive Officers

Detriments of the Merger to the Company’s directors and executive officers include:

•

directors and executive officers who currently hold ADSs or Class A Ordinary Shares will no longer hold those ADSs or Class A Ordinary Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•

directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

Benefits of the Merger to the Buyer Group

Benefits of the Merger to the Buyer Group include the following:

•

Sohu.com, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•	the Company will have more freedom to focus on long-term strategic planning;

•

Sohu.com and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company; and

•

the costs and administrative burdens associated with the Company’s status as a U.S. publicly-traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Buyer Group

Detriments of the Merger to the Buyer Group include the following:

•	it will be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future; and

•

the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly-traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company’s Net Book Value and Net Income

Sohu.com is currently the beneficial owner of approximately 66.9% of the combined total of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, representing approximately 95.2% of the total voting power in the Company.

Upon completion of the Merger, Sohu.com will have beneficial ownership of 100% of the outstanding equity share capital in the Company. The table below sets out the direct or indirect interest in the Company’s net book value and net income for Sohu.com before and after the Merger, based on the historical net book value of the Company as of December 31, 2018 and net income attributable to the Company for the year ended December 31, 2018.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Net income attributable to the Company		Net Book Value		Net Income Attributable to the Company
Name	$000	%	$000	%	$000	%	$000	%
Sohu.com Limited	556,370	66.9	56,418	66.9	831,644	100.0	84,332	100.0

Plans for the Company after the Merger

The Buyer Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be a direct and indirect wholly-owned subsidiary of Sohu.com.

The Buyer Group currently has no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time of the Merger, Sohu.com will continue to evaluate the Company’s entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of Sohu.com as the beneficial owner of the Company’s equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. The Company may also adopt one or more cash or equity-based compensation plans following the Effective Time for certain officers and other key employees of the Company.

Alternatives to the Merger

The Changyou Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on September 18, 2019, in response to the Changyou Board’s receipt on September 9, 2019 of Sohu.com’s non-binding proposal to acquire all of the outstanding Shares of the Company that Sohu.com did not already beneficially own. The Special Committee noted that (i) Sohu.com, which beneficially owns approximately 66.9% of the combined total of the Company’s outstanding Class A Ordinary Shares and Class B Ordinary Shares and controls approximately 95.2% of the total voting power in the Company, indicated in its letter to the Changyou Board that included the non-binding proposal that it was interested only in pursuing the transaction outlined in the proposal letter and was not interested in selling its Shares in the Company or in participating in any other transaction involving the Company and that (ii) Sohu.com’s non-binding proposal had been publicly announced on September 9, 2019 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement. The Special Committee also noted that, during the period from May 2017, when the Changyou Board’s receipt of a preliminary non-binding proposal from Dr. Charles Zhang to acquire the entire Company was first publicly announced, through the Company’s public disclosure in February 2018 that Dr. Charles Zhang had informed the Changyou Board that he was reviewing the purchase price he had originally proposed, until September 9, 2019, when the Changyou Board received a letter from Dr. Charles Zhang delivered a letter to the Changyou Board formally confirming that he was no longer pursuing the preliminary nonbinding proposal that he had delivered to the Changyou Board in May 2017, Changyou had not received any other indications of interest in acquiring the Company from third parties. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders. Since the Company’s receipt of the Sohu.com’s proposal letter on September 9, 2019, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Shares, or a sufficient number of Shares to enable such third party to exercise control of or significant influence over the Company.

The Special Committee also considered the advisability of rejecting Sohu.com’s proposal and allowing the Company to remaining as a public-traded company. However, based on the considerations set forth in “Special Factors – Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25, the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of the Unaffiliated Security Holders’ interests in the Company.

Effects on the Company if the Merger Were Not Completed

The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, the Unaffiliated Security Holders and the Selling Management Members would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly-traded company and the ADSs would continue to be listed and traded on NASDAQ for so long as the Company continued to meet NASDAQ’s listing requirements. The Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the ADSs and the Class A Ordinary Shares. The effect of these risks and opportunities on the future value of the Unaffiliated Security Holders’ ADSs and the Class A Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of the ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Changyou Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Aggregate Merger Consideration and Related Expenses

See “Summary – Financing of the Merger” on page 14 of this Transaction Statement. Financing of the Aggregate Merger Consideration and related expenses is not a condition under the Merger Agreement to the obligations of Sohu Game and Parent to complete the Merger.

Interests of Certain Persons in the Merger

The Buyer Group and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Unaffiliated Security Holders. The Special Committee and the Changyou Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.

Interests of the Buyer Group

Following the completion of the Merger, Sohu.com will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger Sohu.com will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. The Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition Sohu.com will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an annual report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately $920,000 for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.

The Buyer Group will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company.

See “Special Factors – Primary Benefits and Detriments of the Merger – Benefits of the Merger to the Buyer Group.”

Interests of the Company’s Directors and Executive Officers

See “Summary - Interests of the Company’s Directors and Executive Officers in the Merger.”

The table below sets forth the number of outstanding Class A Ordinary Shares beneficially owned by each director and executive officer as of the date of this Transaction Statement and the amount of cash that each such director and executive officer will receive pursuant to the Merger and the related transactions.

	Shares		Company Options			Total Cash Payments (US$)
	Shares Beneficially Owned	Cash Payment (US$)	Shares Underlying	Exercise Price (US$)	Cash Payment (US$)
Charles Zhang	47,822	258,239	—	—	—	258,239
Dewen Chen	865,000	4,671,000	—	—	—	4,671,000
Xiaojian Hong	264,810	1,429,974	—	—	—	1,429,974
Yaobin Wang	—	—	—	—	—	—
Dave De Yang	—	—	—	—	—	—
Xiao Chen	—	—	—	—	—	—
Charles Chan	—	—	—	—	—	—
All directors and executive offices as a Group	1,177,632	6,359,213	—	—	—	6,359,213

Related Party Transactions

The information in “Item 7 Major Shareholders and Related Party Transactions – Related Party Transactions, is incorporated by reference herein from the Changyou 2018 Form 20-F.

On October 24, 2016, an indirect wholly-owned subsidiary of Sohu.com entered into a loan agreement (the “Sohu Loan Agreement”) with a wholly-owned subsidiary of the Company, pursuant to which the subsidiary was entitled to borrow up to RMB1.0 billion. The outstanding principal balance of the loan as of the date of this Transaction Statement is the full RMB1.0 billion (or US$143.6 million) that is available under the Sohu Loan Agreement.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$
Financial advisory fees and expenses	$
Special Committee Fees	$
Depositary (including printing and mailing)	$
Filing Fees	$
Miscellaneous fees and expenses	$
Total	$

These fees and expenses will not reduce the amount of the Aggregate Merger Consideration that will be received by the Unaffiliated Security Holders and the Selling Management Members. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.

Litigation Related to the Merger

The Company and the Buyer Group are not aware of any legal proceedings challenging the Merger Agreement, the Plan of Merger, the Merger, or any of the related transactions.

Accounting Treatment of the Merger

Upon the completion of the Merger, the Company no longer be a publicly-traded company. The Merger is expected to be accounted for as a business combination in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the Effective Time.

Regulatory Matters

The Company and the Buyer Group do not believe that any material regulatory approvals, filings, or notices are required in connection with the Merger other than (i) the filings and notices required under the U.S. federal securities laws and (ii) the registration of the Plan of Merger and supporting documentation as specified in the Cayman Islands Companies Law with the Registrar of Companies of the Cayman Islands and, at the Effective Time, a copy of a certificate of merger being given to the shareholders and creditors of the Company and Parent as of the time of the filing of the Plan of Merger and notification of the merger being published in the Cayman Islands Government Gazette.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger

Holders of Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be entitled to a vote with respect to the Merger, as Parent holds at least 90% of the total voting power in the Company and the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Law, which does not require approval of the shareholders of the parties to the Merger.

No Dissenters’ or Appraisal Rights

As the Merger is a short-form merger under section 233(7) of the Cayman Islands Companies Law, and the vote of holders of the Company’s Shares (including ADSs) is not required to complete the Merger, the Unaffiliated Security Holders will not be able to exercise dissenters’ rights such as are afforded to shareholders of Cayman Islands companies pursuant to Section 238 of the Cayman Islands Companies Law with respect to mergers for which a shareholder vote is required. A copy of Section 238 of the Cayman Islands Companies Law is attached as Exhibit (f)(2) to this Transaction Statement for the information of the Unaffiliated Security Holders.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of Class A Ordinary Shares or ADSs for cash pursuant to the Merger. This summary applies only to U.S. Holders that hold the ADSs or Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as in effect on the date of this Transaction Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Transaction Statement, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, other non-income tax, or Medicare contribution tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular shareholders in the light of their particular investment circumstances or if they are subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations, (ii) holders who own Class A Ordinary Shares or ADSs as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders who acquired Class A Ordinary Shares or ADSs in connection with the exercise of employee share options or otherwise as compensation for services, (iv)retirement plans, individual retirement accounts, or other tax-deferred accounts, (v) U.S. expatriates, (vi) holders who are subject to alternative minimum tax, (vii) holders who actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s shares entitled to vote or 10% or more of the total combined value of the Company’s shares or (viii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

As used herein, a “U.S. Holder” is any beneficial owner of Class A Ordinary Shares (including Class A Ordinary Shares which are represented by ADSs) that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (A) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class A Ordinary Shares (including Class A Ordinary Shares which are represented by ADSs), the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Class A Ordinary Shares or ADSs is urged to consult its own tax advisor.

All U.S. Holders of Class A Ordinary Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability and effect of U.S. federal, state, local, non-U.S. and other laws.

Consequences of the Merger to U.S. Holders

As indicated in the Changyou 2018 Form 20-F and in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2017 and December 31, 2016 filed with the SEC on February 28, 2018 and February 27, 2017, respectively, the Company believes that it may have been a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in one or more prior taxable years since the ADSs were listed on the Nasdaq Global Select Market. In addition, the Company may have been a PFIC for the year ended November 30, 2019.

The receipt of cash by a U.S. Holder of Class A Ordinary Shares or ADSs pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder of Class A Ordinary Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the such U.S. Holder receives in the Merger and such U.S. Holder’s adjusted tax basis in such U.S. Holder’s Class A Ordinary Shares or ADSs. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” such gain or loss generally will be long-term capital gain or loss if, at the Effective Time, the U.S. Holder has held such Class A Ordinary Shares or ADSs for more than one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Merger is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Class A Ordinary Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Class A Ordinary Shares or ADSs.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described below under “Special Factors — PRC Tax Consequences,” any gain from the disposition of the ADSs or Class A Ordinary Shares may be subject to PRC withholding tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”) may elect to treat the gain as PRC source income for foreign tax credit purposes. If the Company is not treated as a resident of the PRC for purposes of the U.S.-PRC Tax Treaty, or a U.S. Holder fails to make the election to treat any gain as PRC source, then the U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Class A Ordinary Shares or ADSs for cash pursuant to the Merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Class A Ordinary Shares or ADSs, including their eligibility for the benefits of the U.S.-PRC Tax Treaty and the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

In general, the Company will be a passive foreign investment company (a “PFIC”) for any taxable year in which (i) at least 75% of the Company’s gross income is passive income or (ii) at least 50% of the value of the Company’s assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If the Company owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, the Company will be treated, for purposes of the PFIC tests, as owning the Company’s proportionate share of the other corporation’s assets and receiving the Company’s proportionate share of the other corporation’s income. For purposes of the asset test, any cash and assets readily convertible into cash will count as producing passive income or held for the production of passive income.

As indicated in the Changyou 2018 Form 20-F and in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2017 and December 31, 2016 filed with the SEC on February 28, 2018 and February 27, 2017, respectively, the Company believes that it may have been a PFIC for U.S. federal income tax purposes in one or more prior taxable years since the ADSs were listed on the Nasdaq Global Select Market. In addition, the Company may have been a PFIC for the year ended November 30, 2019. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets from time to time, the Company cannot asure U.S. Holders as to the Company’s PFIC status for any given taxable year.

If the Company is or was a PFIC for any taxable year during which a U.S. Holder owned Class A Ordinary Shares or ADSs, the Company would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the Class A Ordinary Shares or ADSs, even if the Company ceased to meet the threshold requirements for PFIC status. If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held Class A Ordinary Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Class A Ordinary Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Class A Ordinary Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before the Company became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

If the Company is or was a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Class A Ordinary Shares directly) and certain conditions relating to the regular trading of the ADSs have been met in the past, a U.S. Holder of ADSs (but not Class A Ordinary Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of the Company’s Subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

The Company has not provided and does not intend to provide the information U.S. Holders would need to make a qualified electing fund election for the current taxable year, and therefore the qualified electing fund election has not been and will not be available to U.S. Holders.

If the Company is or was a PFIC for any taxable year during which a U.S. Holder held Class A Ordinary Shares or ADSs, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares, reporting gains realized with respect to the cash received in the Merger. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. Holder if the Company is a PFIC or has been a PFIC during any prior year in which such U.S. Holder held Class A Ordinary Shares or ADSs.

Information Reporting and Backup Withholding

Cash payments made to a holder of the Class A Ordinary Shares or ADSs pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable statutory rate (currently 24%). Backup withholding will not apply, however, if the holder of Class A Ordinary Shares or ADSs is a corporation, is a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. Each U.S. Holder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

All U.S. Holders of the Class A Ordinary Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability of U.S. federal, state, local, or non-U.S. income and other tax laws.

PRC Tax Consequences

The Company does not believe that it should be considered a resident enterprise under the PRC Corporate Income Tax Law or that the gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs should otherwise be subject to PRC tax to holders of such Class A Ordinary Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs pursuant to the Merger by holders of Class A Ordinary Shares or ADSs who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs will be subject to PRC tax if the holders of such Class A Ordinary Shares or ADSs are PRC residents. Shareholders should consult their own tax advisor for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate, or capital gains tax and no estate duty, inheritance tax, or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Class A Ordinary Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Cayman Registrar to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

MARKET PRICE OF THE ADSs; DIVIDENDS

Market Price of the ADSs

The following table sets forth the high and low sales for the ADSs on NASDAQ under the symbol “CYOU” for the periods indicated.

	Trading Price (US$)
	High	Low
2018
First Quarter	37.63	26.93
Second Quarter	31.36	15.68
Third Quarter	16.99	12.68
Fourth Quarter	20.99	12.69
2019
First Quarter	22.27	16.17
Second Quarter	20.55	8.86
Third Quarter	9.87	5.43
Fourth Quarter	9.85	9.30
2020
First Quarter (through February 14, 2020)	10.75	9.78

On September 6, 2019, the last trading day prior to September 9, 2019, which is the date that the Company announced that the Changyou Board had received from Sohu.com a preliminary non-binding proposal to acquire all of the outstanding Class A Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs) not already beneficially owned by Sohu.com, the reported closing price of the ADSs on NASDAQ was $5.92. The Per Share Merger Consideration of $5.40 per Class A Ordinary Share, and the Per ADS Merger Consideration of $10.80 per ADS, represents a premium of 82.4% over the closing price of $5.92 per ADS on September 6, 2019 and a premium of 9.0% over the closing price of $9.91 per ADS on January 23, 2020, the last trading day prior to the date that the Merger Agreement was signed.

Dividends

On April 5, 2018, the Company declared a special cash dividend of $4.70 per Class A Ordinary ($9.40 per ADS) and $4.70 per Class B Ordinary Share. The aggregate amount of the special cash dividend was approximately $500 million. On April 29, 2019, the Company declared another special cash dividend of $4.70 per Class A Ordinary ($9.40 per ADS) and $4.70 per Class B Ordinary Share. The aggregate amount of the special cash dividend was approximately $503 million.

Future cash dividends, if any, will be declared at the sole discretion of the Changyou Board and will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors the Changyou Board may deem relevant.

SUMMARY FINANCIAL INFORMATION

The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of the Company contained in the Changyou 2018 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to Changyou 2018 Form 20-F, and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2017 and December 31, 2018 has been derived from the Company’s audited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

Selected Consolidated Financial Data

(U.S. Dollars in thousands, except per share data)

	As of December 31,
	2017	2018
	(audited)
BALANCE SHEET
Current Assets	1,597,464	1,427,825
Non-Current Assets	324,559	537,659
Current Liabilities	557,319	816,625
Non-current Liabilities	49,347	317,215
Total shareholders’ Equity	1,315,357	831,644

	For the year ended December 31,
	2017	2018
	(audited)
STATEMENT OF OPERATIONS
Total Revenue	580,261	485,763
Gross Profit	416,475	324,935
Operating Profit	90,481	99,981
Net Income	81,839	83,925
Net income attributable to the Company	108,834	84,332
Basic net income per share	1.03	0.79
Diluted net income per share	1.02	0.79
Weighted average number of ordinary shares outstanding, basic	105,188	106,170
Weighted average number of ordinary shares outstanding, diluted	106,570	107,236

Net Book Value per Company Share

The net book value per Share as of December 31, 2018 was US$7.81 based on 106,501,420 Shares issued and outstanding.

TRANSACTIONS IN THE SHARES AND ADSs

On October 24, 2016, Sohu Game entered into the Share Pledge Agreement, pursuant to which Sohu Game initially pledged to the Company 11,386,228 of the Class B Ordinary Shares of the Company then held by Sohu Game to secure the obligations of an indirect wholly-owned subsidiary of Sohu.com under the Sohu Loan Agreement. The number of Class B Ordinary Shares subject to the pledge is subject to upward adjustment if the trading price of the ADSs on NASDAQ drops for at least 10 consecutive trading days by an amount of 20% or more from the trading price of the ADSs on date of the Share Pledge Agreement.

In connection with the organization of Parent, on January 13, 2020 Sohu Game transferred to Parent all of the 70,250,000 issued and outstanding Class B Ordinary Shares of the Company, including the Class B Ordinary Shares subject to the Share Pledge Agreement. Simultaneously with the effectiveness of the transfer, Sohu Game, Parent, and the Company amended the Share Pledge Agreement to substitute Parent as the pledgor in place of Sohu Game, through a Deed of Assignment and Novation. Under the Merger Agreement the Company and Parent have agreed to execute and deliver, prior to the execution of the Plan of Merger, a deed of release discharging Parent from all obligations to the Company under the Share Pledge Agreement.

As of the date of this Transaction Statement 43,823,946 Class B Ordinary Shares of the Company held by Parent were subject to the pledge to the Company under the Share Pledge Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Company’s Class A Ordinary Shares and Class B Ordinary Shares as of February 14, 2020 by

•	each of the directors and executive officers of the Company;

•	the directors and executive officers of the Company as a group; and

•	each Person known to the Company to own more than 5.0% of the combined total of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.

	Class A Ordinary Shares (1)	Class B Ordinary Shares (1)	Percentage of Class A Ordinary Shares and Class B Ordinary Shares	Percentage of Total Voting Power (2)
Directors and Executive Officers:
Charles Zhang (3)	47,822	—	0.04%	0.01%
Dewen Chen (4)	865,000	—	0.81%	0.12%
Xiaojian Hong (5)	264,810	—	0.25%	0.04%
Yaobin Wang	—	—	—	—
Dave De Yang	—	—	—	—
Xiao Chen	—	—	—	—
Charles Chan	—	—	—	—
All directors and executive officers as a group	1,177,632	—	1.10%	0.16%
Principal Shareholders:
Sohu.com (6)	1,500,000	70,250,000	66.92%	95.20%

(1)

Includes the number of Class A Ordinary Shares or Class B Ordinary Shares and percentage ownership represented by Class A Ordinary Shares or Class B Ordinary Shares determined to be beneficially owned by a Person in accordance with rules of the SEC. The number of Class A Ordinary Shares beneficially owned by a Person includes share options exercisable for the purchase of Class A Ordinary Shares within 60 days of the date of this Transaction Statement. Class A Ordinary Shares issuable upon exercise of such share options are deemed outstanding for the purpose of computing the percentage of outstanding Class A Ordinary Shares or Class B Ordinary Shares owned by that Person. Such Class A Ordinary Shares issuable upon exercise of share options are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other Person. In addition, such Class A Ordinary Shares issuable upon exercise are not deemed outstanding for the purpose of computing the percentage ownership of directors and executive officers as a group.

(2)

With respect to matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares vote together as one class. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes.

(3)	Consists of 47,822 Class A Ordinary Shares represented by ADSs beneficially owned by Dr. Charles Zhang.
(4)	Consists of 865,000 Class A Ordinary Shares represented by ADSs held by Mr. Chen.
(5)	Consists of 264,810 Class A Ordinary Shares represented by ADSs held by Mr. Hong.
(6)

Consists of 1,500,000 Class A Ordinary Shares held directly by Sohu.com Limited and 70,250,000 Class B Ordinary Shares owned beneficially by Sohu.com Limited and held directly by Parent. The Class A Ordinary Shares and the Class B Ordinary Shares held directly and beneficially by Sohu.com limited collectively represent approximately 95.2% of the voting power of all issued and outstanding Shares of the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in (i) the Changyou 2018 Form 20-F, (ii) the Company’s earnings releases and unaudited financial results for the first, second, and third quarters of 2019 included as exhibits to Form 6-Ks furnished by the Company to the SEC on April 29, 2019, August 5, 2019, and November 4, 2019, respectively, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available free of charge on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at http://ir.changyou.com/index.shtml. Our website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.

The opinion of Houlihan Lokey, the Special Committee’s Financial Advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Houlihan Lokey’s opinion will be made available for inspection and copying at the Company’s executive offices at the Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.

SCHEDULE 13E-3 ITEMS

ITEM 1.	SUMMARY TERM SHEET

See:

“Summary” beginning on page 1 of this Transaction Statement and

“Questions and Answers About the Merger” beginning on page 18 of this Transaction Statement.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address

Changyou.com Limited is the subject company. See “Summary — The Parties Involved in the Merger” beginning on page 1 of this Transaction Statement.

(b) Securities

The titles of the classes of equity securities of the Company subject to the Merger are (i) Class A ordinary shares, par value $0.01 per share (“Class A Ordinary Shares”); (ii) American depositary shares (“ADSs”) representing Class A Ordinary Shares; and (iii) Class B ordinary shares, par value $0.01 per share (“Class B Ordinary Shares”). As of January 24, 2020, there were a total of (i) 39,735,112 issued and outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs and Class A Ordinary Shares issued and outstanding that are held by the Depositary and reserved for issuance, settlement, and allocation upon exercise or vesting of outstanding options of the Company); (ii) 19,113,056 issued and outstanding ADSs, (including ADSs held by the Company and the Company’s Representatives and reserved for issuance, settlement, and allocation upon exercise or vesting of outstanding options of the Company); and (iii) 70,250,000 issued and outstanding Class B Ordinary Shares.

(c) Trading Market and Price

See “Market Price of the ADSs; Dividends” beginning on page 45 of this Transaction Statement.

(d) Dividends

See “Market Price of the ADSs; Dividends” beginning on page 45 of this Transaction Statement.

(e) Prior Public Offerings

Not applicable.

(f) Prior Stock Purchases

The following table shows purchases of the Class A Ordinary Shares by the Company’s directors and executive officers during the past two years:

Purchaser	Period	Total Number of Shares Purchased	Range of Prices Paid per Share	Average Price Paid per Share
Dewen Chen	First Quarter 2018	210,000	$0.01	$0.01
	Second Quarter 2018	200,000	$0.01	$0.01
	Second Quarter 2019	150,000	$0.01	$0.01
Xiaojian Hong	Second Quarter 2018	150,000	$0.01	$0.01
	Second Quarter 2019	150,000	$0.01	$0.01

The following table shows purchases of the ADSs by the Company’s executive officer during the past two years:

Purchaser	Period	Total Number of ADSs Purchased	Range of Prices Paid per ADS	Average Price Paid per ADS
Yaobin Wang	First Quarter 2019	3,100	$18.20-$18.40	$18.28

The following table shows purchases of the ADSs by Sohu.com’s directors and executive officers during the past two years:

Purchaser	Period	Total Number of ADSs Purchased	Range of Prices Paid per ADS	Average Price Paid per ADS
Xiaochuan Wang	Second Quarter 2018	90,000	$18.15-$19.05	$18.65

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address

See:

“Summary — The Parties Involved in the Merger” beginning on page 1 of this Transaction Statement; and

“Schedule I — Directors and Executive Officers of Each Filing Person” beginning on page 61 of this Transaction Statement.

(b) Business and Background of Entities

See:

“Summary — The Parties Involved in the Merger” beginning on page 1 of this Transaction Statement; and

“Schedule I — Directors and Executive Officers of Each Filing Person” beginning on page 61 of this Transaction Statement.

(c) Business and Background of Natural Persons

See “Schedule I — Directors and Executive Officers of Each Filing Person.”

ITEM 4.	TERMS OF THE TRANSACTION

(a)(1) Material Terms

Not applicable.

(a)(2) Material Terms

See :

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors — Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement;

“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” beginning on page 41 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement;

“Special Factors — Accounting Treatment of the Merger” beginning on page 41 of this Transaction Statement;

“Special Factors — Material U.S. Federal Income Tax Consequences” beginning on page 42 of this Transaction Statement;

“Questions and Answers About the Merger” beginning on page 18 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(b) Purchases

See:

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 16 of this Transaction Statement; and

“Special Factors — Interests of Certain Persons in the Merger — Interests of the Company’s Directors and Executive Officers” beginning on page 40 of this Transaction Statement.

(c) Different Terms

See:

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 16 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(d) Appraisal Rights

The Unaffiliated Security Holders will not be able to exercise dissenters’ rights. See “Special Factors — No Dissenters’ or Appraisal Rights.”

(e) Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant the Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for the Unaffiliated Security Holders.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions

See :

“Special Factors — Related Party Transactions” beginning on page 40 of this Transaction Statement; and

“Transactions in the Shares and ADSs” beginning on page 47 of this Transaction Statement.

(b) Significant Corporate Events

See:

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors – Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) Negotiations or Contacts

See:

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” beginning on page 38 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(e) Agreements Involving the Subject Company’s Securities

See:

“Summary — The Merger Agreement and Plan of Merger” beginning on page 3 of this Transaction Statement;

“Summary — Financing of the Merger” beginning on page 14 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” beginning on page 38 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement;

“Transactions in the Shares and ADSs” beginning on page 47 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired

See:

“Summary” beginning on page 1 of this Transaction Statement;

“Questions and Answers about the Merger” beginning on page 18 of this Transaction Statement;

“Special Factors — Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” beginning on page 36 of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” beginning on page 38 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

(c) (1)—(8) Plans

See:

“Summary — the Merger” beginning on page 1 of this Transaction Statement;

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Summary — Purposes and Effects of the Merger” beginning on page 13 of this Transaction Statement;

“Summary — Financing of the Merger” beginning on page 14 of this Transaction Statement;

“Special Factors – Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors — Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” beginning on page 36 of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” beginning on page 38 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a) Purposes

See:

“Summary — Purposes and Effects of the Merger” beginning on page 13 of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” beginning on page 38 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement; and

“Special Factors — Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement.

(b) Alternatives

See:

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” beginning on page 27 of this Transaction Statement;

“Special Factors — Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement;

“Special Factors — Alternatives to the Merger” beginning on page 39 of this Transaction Statement; and

“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” beginning on page 19 of this Transaction Statement.

(c) Reasons

See:

“Summary — Purposes and Effects of the Merger” beginning on page 13 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” beginning on page 27 of this Transaction Statement;

“Special Factors — Buyer Group’s Reasons for the Merger” beginning on page 35 of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” beginning on page 36 of this Transaction Statement; and

“Special Factors — Alternatives to the Merger” beginning on page 39 of this Transaction Statement.

(d) Effects

See:

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Summary — Purposes and Effects of the Merger” beginning on page 13 of this Transaction Statement;

“Questions and Answers About the Merger - What will be the result if the Merger is not completed?” beginning on page 19 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors — Effects of the Merger on the Company” beginning on page 36 of this Transaction Statement;

“Special Factors — Primary Benefits and Detriments of the Merger” beginning on page 36 of this Transaction Statement;

“Special Factors — Plans for the Company after the Merger” beginning on page 38 of this Transaction Statement;

“Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Income” beginning on page 38 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement;

“Special Factors — Material U.S. Federal Income Tax Consequences” beginning on page 42 of this Transaction Statement;

“Special Factors — PRC Tax Consequences” beginning on page 44 of this Transaction Statement;

“Special Factors — Cayman Islands Tax Consequences” beginning on page 44 of this Transaction Statement; and

Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”).

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) (b) Fairness; Factors Considered in Determining Fairness

See:

“Summary — Recommendation of the Special Committee to the Changyou Board” beginning on page 13 of this Transaction Statement;

“Summary — Position of the Buyer Group as to Fairness” beginning on page 13 of this Transaction Statement;

“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 16 of this Transaction Statement;

“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 15 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement;

“Special Factors — Position of the Buyer Group as to the Fairness of the Merger” beginning on page 27 of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement;

“Special Factors — Alternatives to the Merger” beginning on page 39 of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor”).

(c) Approval of Security Holders

See:

“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” beginning on page 41 of this Transaction Statement.

(d) Unaffiliated Representative

See:

“Summary — Recommendation of the Special Committee to the Changyou Board” beginning on page 13 of this Transaction Statement;

“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 15 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement; and

“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this Transaction Statement

(e) Approval of Directors

See:

“Summary — Recommendation of the Special Committee to the Changyou Board” beginning on page 13 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement; and

“Special Factors — Reasons for the Merger and Position of the Special Committee and the Changyou Board” beginning on page 25 of this Transaction Statement.

(f) Other Offers

Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal

See:

“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 15 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor”).

(b) Preparer and Summary of the Report, Opinion or Appraisal

See:

“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 15 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 20 of this Transaction Statement;

“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 30 of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor”).

(c) Availability of Documents

See:

“Where You Can Find More Information” beginning on page 49 of this Transaction Statement; and

Exhibit (c)(1) to this Transaction Statement (“Opinion of Houlihan Lokey as Financial Advisor”).

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds

See:

“Summary — The Merger Agreement and the Plan of Merger” beginning on page 3 of this Transaction Statement;

“Summary — Financing of the Merger” beginning on page 14 of this Transaction Statement;

“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” beginning on page 39 of this Transaction Statement; and

Exhibit (d)(1) (“Agreement and Plan of Merger”) to this Transaction Statement.

(b) Conditions

See:

“Summary — the Merger Agreement and the Plan of Merger — Financing” beginning on page 3 of this Transaction Statement;

“Summary — Financing of the Merger” beginning on page 14 of this Transaction Statement; and

“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” beginning on page 39 of this Transaction Statement.

(c) Expenses

See “Special Factors — Fees and Expenses” beginning on page 41 of this Transaction Statement.

(d) Borrowed Funds

See:

See “Summary — Financing of the Merger” beginning on page 14 of this Transaction Statement; and

“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” beginning on page 39 of this Transaction Statement.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership

See:

“Summary — Share Ownership of the Company’s Directors and Officers” beginning on page 16 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement; and

“Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 48 of this Transaction Statement.

(b) Securities Transactions

See “Transactions in the Shares and ADSs” beginning on page 47 of this Transaction Statement.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction

Not applicable.

(e) Recommendations of Others

Not applicable.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Information

The audited consolidated financial statements of the Company for the year ended December 31, 2017 and the year ended December 31, 2018 are incorporated herein by reference to the Changyou 2018 Form 20-F (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the first, second, and third quarters of 2019 are incorporated herein by reference to the earnings releases and unaudited financial results included as exhibits to Form 6-Ks furnished by the Company to the SEC on April 29, 2019, August 5, 2019, and November 4, 2019, respectively.

See:

“Summary Financial Information” beginning on page 45 of this Transaction Statement;

“Where You Can Find More Information” beginning on page 49 of this Transaction Statement;

Exhibit (a)(4) (“Annual Report on Form 20-F for the year ended December 31, 2018 of the Company”) to this Transaction Statement;

(b) Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations

Not applicable.

(b) Employees and Corporate Assets

See:

“Summary — The Parties Involved in the Merger” beginning on page 1 of this Transaction Statement;

“Special Factors — Interests of Certain Persons in the Merger” beginning on page 39 of this Transaction Statement; and

“Schedule I — Directors and Executive Officers of Each Filing Person.”

ITEM 15.	ADDITIONAL INFORMATION

(a) Other Material Information

Not applicable.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Press Release issued by the Company, dated September 9, 2019 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 9, 2019)

(a)(2)	Press Release issued by Sohu.com, dated September 9, 2019 (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 9, 2019)

(a)(3)	Press Release issued by the Company, dated October 17, 2019 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on October 17, 2019)

(a)(4)	Press Release issued by the Company, dated January 24, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on January 24, 2020)

(a)(5)	Press Release issued by Sohu.com, dated January 24, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on January 24, 2020)

(a)(6)	Annual Report on Form 20-F for the year ended December 31, 2018 of the Company, filed with the SEC on March 28, 2019

(b)(1)	Commitment Letter from ICBC to Sohu Game, dated as of January 23, 2020.

(c)(1)	Opinion of Houlihan Lokey, dated as of January 23, 2020.

(c)(2)	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Changyou Board, dated as January 16, 2020.

(c)(3)	Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Changyou Board, dated as January 23, 2020.

(d)(1)	Agreement and Plan of Merger, dated as of January 24, 2020, by and among the Company, Sohu Game, and Parent (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on January 24, 2020)

(f)(1)	Dissenter Rights. See “Special Factors – No Dissenters’ or Appraisal Rights.”

(f)(2)	Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238 of the Companies Law of the Cayman Islands.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: February 19, 2020

CHANGYOU.COM LIMITED

By:	/s/ Xiao Chen
Name:	Xiao Chen
Title:	Director and Chairman of the Special Committee

SOHU.COM LIMITED

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

SOHU.COM (GAME) LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv (Yanfeng Lyu)
Title:	Director

CHANGYOU MERGER CO. LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv (Yanfeng Lyu)
Title:	Director

Schedule I

Directors and Executive Officers of Each Filing Person

Changyou.com Limited

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Dr. Charles Zhang (1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chairman of the Board of Changyou.com Limited; and Chairman of Board and Chief Executive Officer of Sohu.com Limited	China

Mr. Dewen Chen (2)	Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China	Director and Chief Executive Officer of Changyou.com Limited.	China

Mr. Xiaojian Hong (3)	Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China	Chief Operating Officer of Changyou.com Limited	China

Mr. Yaobin Wang (4)	Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing 100043, People’s Republic of China	Chief Financial Officer of Changyou.com Limited	China

Mr. Dave De Yang (5)	24W435 Arrow Ct. Naperville, IL USA	Independent Director of Changyou.com Limited	United States

Mr. Xiao Chen (6)	201D Weilun Building, Tsinghua University, Haidian, Beijing, China, 100084	Independent Director. of Changyou.com Limited	China

Mr. Charles Chan (7)	Unit G-4A, 2419 Hongqiao Road, Shanghai, China	Independent Director of Changyou.com Limited	Canada

(1)

Dr. Charles Zhang is the Chairman of the Changyou Board. Dr. Charles Zhang is the founder of Sohu.com and has been Chairman of the Board and CEO of Sohu.com since August 1996. Prior to founding Sohu.com, Dr. Charles Zhang worked for Internet Securities Inc.(“ISI”) and helped establish its China operations. Prior to joining ISI, he worked as Massachusetts Institute of Technology’s liaison officer with China.

(2)

Dewen Chen is the Chief Executive Officer and a director of the Company and was one of the principal founders of the Company’s online game business. Mr. Chen joined Sohu.com in 2005 as a business manager, responsible for building the Company’s sales team for games products and starting May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of Sohu.com’s games products. Prior to the Company’s carveout from Sohu.com, Mr. Chen was the Director of Marketing & Operations of the client-end installed MMORPG business of Sohu.com. From April 2000 to April 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sale manager of its business with banks. Prior to that, Mr. Chen had worked with Fujian Shi Da Computer Group as a software engineer, project manager and later the Director of the Technology Department at its Shanghai branch office. Mr. Chen was named as an executive officer of Sohu.com effective November 1, 2016.

(3)

Xiaojian Hong is the Chief Operating Officer of the Company and was one of the principal founders of the Company’s MMORPG business. Mr. Hong has significant experience in the security, efficiency and stability of online games software and operations. Prior to the Company’s carve-out from Sohu.com, Mr. Hong was a Senior Manager of Sohu.com and played a key role in building Sohu.com’s MMORPG software development division and was responsible for strategic planning for technology framework design and module development for the Company’s MMORPG business. From 2004 to 2005, Mr. Hong worked at Sina and was a research and development manager of its iGAME project. From 2001 to 2004, Mr. Hong was the Manager of Research and Development of Beijing Tian Ren Interactive Software Technologies Co. Ltd., responsible for in-house digital games design and development and introduction, distribution and localization of popular overseas games products. From 1999 to 2001, Mr. Hong was a project manager of Object Software (Beijing) Limited.

(4)

Yaobin Wang has been the Chief Financial Officer of the Company since September 29, 2017. Mr. Wang has held many senior management positions previously in a number of Internet companies, including Sohu.com, the Company, and Kaixin001, where he oversaw finance, legal, and M&A functions. Mr. Wang served as the Company’s financial director between 2008 and 2010 and served as Sohu.com’s financial director and internal audit director between 2005 and 2008. Mr. Wang worked for Deloitte from 1999 to 2005.

(5)

Dave De Yang has served as an independent director and a member of the audit committee of the Changyou Board since April 2009. Mr. Yang has served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang also served as CFO for Reckitt Benckiser’s North Asia region, including China, Hong Kong, Taiwan, Japan and Korea. Prior to this role, Mr. Yang had worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to such role, he served as acting controller of McDonald’s India and Indonesia and as a senior director of McDonald’s Corporation in Asia Pacific, Middle East and Africa division where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Dave De Yang has also served as an independent director and a member of the audit committee of the board of directors of Sohu.com since April 2009.

(6)

Dr. Xiao Chen has served as an independent director and a member of the audit committee of the Changyou Board since August 2012. Dr. Chen has been an accounting professor at the School of Economics and Management at Tsinghua University since 1997. For the past 20 years, he has been teaching and conducting academic research in the fields of accounting and taxation at Tsinghua University. From August 2007 to April 2013, Dr. Chen served on the Changyou Board and as the chairman of the audit committee of Noah Education Holdings Ltd, a public company listed on the New York Stock Exchange. During the past 10 years, he also served as an independent director of eight other public companies listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange and the Hong Kong Stock Exchange.

(7)

Mr. Charles Chan has served as an independent director and a member of the audit committee of the Changyou Board since September 2013. Beginning in February 2019, Mr. Chan has served as an independent director of Maoyan Entertainment, a company listed on the Hong Kong Stock Exchange. Mr. Chan joined Arthur Andersen Canada in 1977 and was admitted to the AA Worldwide Partnership in 1988. Transferred to Arthur Andersen Hong Kong/China in 1994, Mr. Chan was Head of Audit and Business Advisory Service for Greater China. After Arthur Andersen merged with PricewaterhouseCoopers (“PwC”) in 2002, Mr. Chan assumed management positions at PwC, including as a partner and as a member of various committees. Mr. Chan qualified as a Chartered Accountant in Canada in 1980 and as a Certified Public Accountant in Hong Kong in 1995. He has extensive experience in serving major clients listed in various major capital markets through the IPO process, conducting annual audits, providing business advice with respect to M&A activities and various types of capital and debt financing transactions. Mr. Chan has served as a member of professional, government and regulatory committees, including the Hong Kong Stock Exchange Listing Committee, the Selection Committee for the first Legislative Council of the Hong Kong SAR and the Hong Kong Society of Certified Public Accountants. For the Hong Kong Society of Certified Public Accountants, he served as a member of its council, accounting standards committee and auditing standards committee, and was chairman of its China technical committee. Mr. Chan retired from PwC on June 30, 2012.

During the last five years, none of the Company or any of the Company’s directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Changyou Merger Co. Limited

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ms. Joanna Lv (Yanfeng Lyu) (1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Director	China
(1)	Joanna Lv (Yanfeng Lyu) has been the sole director of Changyou Merger Co. Limited since January 2, 2020.

During the last five years, neither Changyou Merger Co. Limited nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sohu.com (Game) Limited

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ms. Joanna Lv (Yanfeng Lyu) (1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Director	China
(1)	Joanna Lv (Yanfeng Lyu) has been the sole director of Sohu Game since December 13, 2018.

During the last five years, neither Sohu Game nor any of its directors or executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sohu.com Limited

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Dr. Charles Zhang (1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chairman of the Board and Chief Executive Officer of Sohu.com Limited	China

Mr. Xiaochuan Wang (2)	Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China	Chief Executive Officer of Sogou Inc.	China

Mr. Dewen Chen (3)	Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing	Chief Executive Officer of Changyou.com Limited	China

Ms. Joanna Lv (4)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chief Financial Officer of Sohu.com Limited	China

Mr. Charles Huang (5)	Suite 5206, Central Plaza, Wanchai, Hong Kong	Director of Sohu.com Limited	Hong Kong

Mr. Zhonghan Deng (6)	16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China	Independent Director of Sohu.com Limited	China

Mr. Dave De Yang (7)	24W435 Arrow Ct. Naperville, IL 60540, the United States	Independent Director of Sohu.com Limited	United States

Mr. Dave Qi (8)	the CKGSB, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China	Independent Director of Sohu.com Limited	Hong Kong

Mr. Shi Wang (9)	Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China	Independent Director of Sohu.com Limited	China

(1)

Dr. Charles Zhang is the founder and has been Chairman of the Board and Chief Executive Officer of Sohu.com since August 1996. Dr. Charles Zhang also served as Sohu.com’s President from August 1996 to July 2004. Prior to founding Sohu.com, Dr. Charles Zhang worked for Internet Securities Inc. and helped to establish its China operations. Prior to that, Dr. Charles Zhang worked as the Massachusetts Institute of Technology’s, or MIT’s, liaison officer with China. Dr. Charles Zhang is also the Chairman of the Board of Changyou and Sogou.

(2)

Xiaochuan Wang has been the Chief Executive Officer of Sogou since 2010, and was named as one of the executive officers of Sohu.com Limited (or its predecessor Sohu.com Inc.) effective November 1, 2016. Mr. Wang served as Sohu.com’s senior vice president from 2008 to 2009 and as Sohu.com’s Chief Technology Officer from 2009 to 2013.

(3)

Dewen Chen is the Chief Executive Officer of Changyou and was one of the principal founders of the Company’s online game business. Mr. Chen was named as one of the executive officers of Sohu.com (or its predecessor Sohu.com Inc.) effective November 1, 2016. Mr. Chen joined Sohu.com in 2005 as a business manager, responsible for building a sales team for game products. Beginning in May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of the Company’s game products. Prior to Changyou’s carve-out from Sohu.com in 2007, Mr. Chen was the Director of Marketing & Operations of Sohu.com’s online game business. From April 2000 until he joined Sohu.com in 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sales manager. Prior to that, Mr. Chen worked with Fujian Shi Da Computer Group as a software engineer and project manager, and later as the Director of the Technology Department of the Shanghai branch office.

(4)

Joanna Lv has been the Chief Financial Officer of Sohu.com since January 27, 2018. Ms. Lv joined Sohu.com in August 2000. From July 31, 2016 to January 26, 2018, Ms. Lv was Sohu.com’s Acting Chief Financial Officer. Prior to July 31, 2016, Ms. Lv was Sohu.com’s Senior Finance Director, in charge of day-to-day finance operations, including financial reporting, budget planning and treasury.

(5)

Charles Huang has served as a director of Sohu.com since October 2001. Mr. Huang is the Founder, Chief Executive Officer and Chairman of Netbig Education Holdings Ltd. (“Netbig”), a leading education enterprise in China. Prior to founding Netbig in 1999, Mr. Huang served as Executive Director and Head of the Asia Securitization Group of Deutsche Bank, New York and Hong Kong, as well as a Senior Vice President of Prudential Securities Inc., New York. Mr. Huang is also a Chartered Financial Analyst, and serves as director of ZTO Express (Cayman) Inc. (New York Stock Exchange).

(6)

Dr. Zhonghan Deng has served as a director of Sohu.com since April 2007. Mr. Deng is the Chief Scientist and Chairman of the board of directors of Vimicro International Corporation (“Vimicro”), which he co-founded in 1999. Dr. Zhonghan Deng also worked as a research scientist for International Business Machines Corporation at the T.J. Watson Research Center in Yorktown Heights, New York.

(7)

Dave De Yang has served as a director of Sohu.com since April 2007. Mr. Yang served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including China, Hong Kong, Taiwan, Japan, and Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has also served as a member of the Changyou Board and of the Audit Committee since 2009. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

(8)

Dr. Dave Qi has served as a director of Sohu.com since May 2005. Dr. Qi is a Professor of Accounting and the former Associate Dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding Director of the Executive MBA program. Before joining the Cheung Kong Graduate School of Business, Dr. Dave Qi was an Associate Professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Dave Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. Dr. Dave Qi also serves as director of the following public companies: Bison Finance Group Limited (HK Stock Exchange), CTV Golden Bridge International Media Co., LTD. (Hong Kong Stock Exchange), Momo Inc. (NASDAQ), Jutal Offshore Oil Services Limited (Hong Kong Stock Exchange), Yunfeng Financial Group Limited (formerly Reorient Group Limited) (Hong Kong Stock Exchange) and Haidilao International Holding Ltd. (HK Stock Exchange). In addition, Dr. Dave Qi serves as Chairman of the Audit Committee of each of Bison Finance Group Limited, CTV Golden Bridge International Media Co., LTD., and Haidilao International Holding Ltd., and as a member of the Audit Committee of each of Momo Inc., Jutal Offshore Oil Services Limited and Yunfeng Financial Group Limited. Dr. Dave Qi is currently a member of the American Accounting Association.

(9)

Mr. Shi Wang has served as a director of Sohu.com since May 2005. Mr. Wang is the Honorary Chairman of the board of directors of Vanke, of which he also served as General Manager from 1991 to 1999. In 1984 Mr. Shi Wang founded the Shenzhen Exhibition Center of Modern Science and Education Equipment, which is the predecessor of Vanke. Mr. Shi Wang is the Executive Manager of the China Real Estate Association and is Deputy Director of the City Housing Development Council of the China Real Estate Association.

During the last five years, none of Sohu.com or any of its directors and executive officers have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.